                                                                Reg No. 333-2347

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM S-2

                        POST-EFFECTIVE AMENDMENT NO. 5
                                      TO
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          C.M. LIFE INSURANCE COMPANY
                          ---------------------------
            (Exact name of registrant as specified in its charter)

                                   CONNECTICUT
                                   -----------
         (State or other jurisdiction of incorporation or organization)

                                   06-101383
                                   ---------
                     (I.R.S. Employer Identification No.)

                               140 Garden Street
                          Hartford, Connecticut 06154
                                (800) 234-5606
                                --------------
              (Address, including zip code, and telephone number,
                     including area code, of registrant's
                         principal executive offices)

                                 Ann F. Lomeli
                                   Secretary
                          C.M. Life Insurance Company
                               140 Garden Street
                              Hartford, CT 06154
                                (800) 234-5606
                                --------------
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

 Approximate date of commencement of proposed sale to the public: May 1, 1999


 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

                          C.M. LIFE INSURANCE COMPANY
                       Cross Reference Sheet Pursuant to
                          Regulation S-K, Item 501(b)

            Form S-2 Item Number and Caption Heading in Prospectus

1.  Forepart of the Registration
    Statement and Outside
    Front Cover Page of Prospectus ............  Outside Front Cover Page

2.  Inside Front and Outside Back
    Cover Pages of Prospectus .................  Summary; Table of Contents

3.  Summary Information,
    Risk Factors and
    Ratio of Earnings to
    Fixed Charges .............................  Outside Front Cover Page;
                                                 Summary

4.  Use of Proceeds ...........................  Investments

5.  Determination of
    Offering Price ............................  Not Applicable

6.  Dilution ..................................  Not Applicable

7.  Selling Security Holders ..................  Not Applicable

8.  Plan of Distribution ......................  Distributor of the Contracts

9.  Description of Securities
    to be Registered ..........................  Product Description; Interest
                                                 Rate Factor Adjustment
                                                 Calculation; Interest Rate
                                                 Factor Adjustment's
                                                 Applicability on Withdrawal;
                                                 Distributor of the Contracts

10. Interest of Named Experts
    and Counsel ...............................  Not Applicable

11. Information with Respect
    to be Registrant ..........................  Description of the Business;
                                                 Management's Discussion and
                                                 Analysis; Financial Statements

12. Incorporation of Certain Information
    by Reference ..............................  Not Applicable

13. Disclosure of Commission
    Position on Indemnification
    for Securities Act
    Liabilities ...............................  Not Applicable

                          C.M. Life Insurance Company
              Fixed Account with Interest Rate Factor Adjustment

This prospectus describes the fixed account with interest rate factor adjustment offered by C.M. Life Insurance Company. The fixed account is available as an investment option for owners of the Panorama Plus variable annuity contract ("the contract"). You, the contract owner, may allocate purchase payments or transfer contract values, in accordance with the contract's transfer rules, to the fixed account. Since the fixed account is available only through the contract, you should carefully review the discussion of the contract contained in the attached prospectus for the contract. We limit the focus of this prospectus to the fixed account's operations and features.

We guarantee specific rates of interest for amounts you allocate to the fixed account for specific periods of time. The interest rate we guarantee for a particular period is an annual effective yield. The guaranteed rates will fluctuate, but we guarantee they will never go below 3%. Our assets, including amounts allocated to the fixed account, are available to meet the guarantees associated with the fixed account. These assets are chargeable with liabilities arising from other business of the company. You may make purchase payments and transfers of contract value among the fixed account and to the funds in the Panorama Plus contract.

If you take a full or partial withdrawal from the fixed account, other than during the window period, the amounts you withdraw are subject to an interest rate factor adjustment. The interest rate factor adjustment may be positive or negative. Therefore, you may experience a negative investment return.

Please read this prospectus before investing in the fixed account. You should keep it for future reference. It contains important information.

This prospectus must be accompanied by the Panorama Plus variable annuity contract prospectus and the prospectus for the funds underlying the Panorama Plus variable annuity contract.

--------------------------------------------------------------------------------
The SEC has not approved these contracts or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.
--------------------------------------------------------------------------------


                               MAY 1, 1999

Table of Contents

Index of Special Terms ..................................................    2

Product Description .....................................................    3
  The general account ...................................................    3
  Transfers .............................................................    4
  Withdrawals ...........................................................    4
  Surrender Charge ......................................................    4
     Free Withdrawals ...................................................    5
     Window Period ......................................................    5

Interest Rate Factor Adjustment Calculation .............................    5

The Interest Rate Factor Adjustment's Applicability on Withdrawal .......    8

Investments .............................................................    9

Distributor of the Contracts ............................................    9

Accounting Practices ....................................................   10

Management's Discussion and Analysis of Financial Condition and
  Results of Operations .................................................   11
  General ...............................................................   11
  Results of Operations .................................................   11
  Statement of Financial Position .......................................   15
  Liquidity and Capital Resources .......................................   16
  Year 2000 Issue .......................................................   17
  Inflation .............................................................   20
  Investments ...........................................................   20
  Quantitative and Qualitative Information about Market Risk ............   27

Description of the Business .............................................   29
  Competition ...........................................................   29
  Regulation ............................................................   30

Experts and Additional Available
Information .............................................................   30

Selected Historical Financial Data ......................................   31
  Audited Statutory Financial Statements ................................ FF-1



Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

                                                                          Page
                                                                          ----
General Account                                                              3

Guaranteed Interest Rate                                                     3

Interest Rate Factor Adjustment                                              5

Treasury Index Rates                                                         5

Window Period                                                                5

Product Description

This prospectus describes a fixed account with interest rate factor adjustment that is available as an investment option with C. M. Life Insurance Company's Panorama Plus variable annuity contract ("the contract"). You may allocate initial or subsequent purchase payments to the fixed account during the accumulation phase of your contract. You may also transfer your contract value in the funds to the fixed account. Any purchase payments or contract value allocated to the fixed account become part of the C. M. Life Insurance Company's general account.

We have described the contract in more detail in the attached prospectus for the contract. You should review the prospectus for the contract in conjunction with this prospectus before you decide whether to invest in the contract or allocate purchase payments or contract value to the fixed account.

The General Account

The general account is made up of all of our assets except those allocated to separate accounts. General account assets are available to fund the claims of all classes of customers, policy owners and our other creditors. Interests under the contract relating to the general account are registered under the Securities Act of 1933, as amended, ("1933 Act") but the general account is not registered under the Investment Company Act of 1940.

Contract values in the general account will not share in the investment performance of the general account. Instead, we will pay a specified rate of interest on these values. The interest rate we credit to general account values will vary at our discretion. We guarantee this rate will be at least 3% per year. We may also credit a higher rate of interest at our discretion. You should check with your registered representative or our Annuity Service Center for the availability of the guarantee periods and interest rates we are currently crediting.
We do not apply a specific formula in determining the interest rate. Some of the factors we may consider are:
 .    general economic trends;
 .    rates of return currently available and anticipated on our investments;
 .    expected investment yields;
 .    regulatory and tax requirements; and
 .    competitive factors.

The interest we credit to amounts allocated to the general account in excess of 3% per year will be determined at our sole discretion. You assume the risk that the interest we credit on amounts you allocate to the general account may not exceed 3% per year. We currently reset the rate quarterly, but in the future we may reset the rate more or less frequently. You also assume the risk that the withdrawal value of amounts allocated to the general account will be less than your general account value, and less than the net purchase payments you allocated to the general account.

We are not obligated to invest amounts allocated to the general account according to any particular strategy, except as may be required by state law. We intend to invest assets of the general account primarily in debt instruments as follows:

1. securities issued by the United States Government or its agencies or instrumentalities. These may or may not be guaranteed by the United States Government;

2. debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Service, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service;

3. other debt instruments, including, but not limited to, issues of or guaranteed by banks or bank holding companies and corporations;

4.   private placements; and

5. below investment grade debt instruments. Instruments rated below "Baa" and/or "BBB" normally involve a higher risk of default and are less liquid than higher rated instruments.

We may use a "segregated account" within our general account in connection with the general account contract values. Nevertheless, you do not share in the investment performance of that segregated account or any other portion of our assets. Accordingly, in contrast to the Panorama Plus Separate Account, there are no "units" or calculation of "unit values" to measure the investment performance of the general account.

Any contract value that you withdraw from the general account may be subject to an interest rate factor adjustment, as well as a surrender charge. Therefore, withdrawal proceeds may be less than your purchase payments. We may also apply the interest rate factor adjustment to your value in the general account that you apply to variable annuity income payments during the income phase of your contract. The interest rate factor adjustment does not apply to contracts we issue to Pennsylvania residents.

Transfers

You may transfer contract value to or from the general account and/or funds, within certain limits during the accumulation phase of your contract. Please refer to the attached prospectus for the contract for more information regarding transfers.

Withdrawals

During the accumulation phase you may make either partial or total withdrawals of your contract value. Your withdrawal request is effective on the business day we receive your written request at our Annuity Service Center. If we receive your request at our Annuity Service Center on a non-business day or after our business day closes, your withdrawal request will be effective on the next business day. We will pay any withdrawal amount within 7 days of our receipt of your fully completed written request at our Annuity Service Center unless we are required to suspend or postpone withdrawal payments.

Unless you instruct us otherwise, we will take any partial withdrawal proportionally from your contract value in the funds and the general account. The minimum amount that you may withdraw from the separate account or general account is $100. We require that after you make a partial withdrawal you keep at least $250 in the contract. Partial withdrawals are subject to a surrender charge.

When you make a total withdrawal you will receive your contract value:

 .    less any applicable surrender charge;
 .    less any applicable premium tax;
 .    less any contract maintenance fee, and
 .    less any purchase payments we credited to your contract that have not cleared the bank, until they clear the bank.

We also apply an interest rate factor adjustment to partial and full withdrawals from your value in the general account, unless you make the withdrawal during the window period.

We will allocate any surrender charge or contract maintenance fee imposed on withdrawal among the general account and the funds in the same manner (pro rata) as the contract value subject to withdrawal is allocated among the general account and the funds. For contracts issued to Pennsylvania residents, the contract maintenance fee will be allocated pro rata among the funds.

You assume the entire investment risk with respect to purchase payments and transfers allocated to the funds and certain risks with respect to amounts allocated to the general account. Since withdrawals from the general account may be subject to a surrender charge and an interest rate factor adjustment, a contract maintenance fee and possibly premium taxes, the total amount we pay you upon a full withdrawal of your contract may be more or less than your total purchase payments.

Surrender Charge

We do not deduct a sales charge when we receive a purchase payment. However, if you withdraw all of or any part of the contract value during the first 5 contract years, we may assess a surrender charge on the amount that you withdraw that exceeds the free withdrawal amount. The surrender charge is 5% of the amount withdrawn. We use this charge to cover certain expenses relating to the sale of the contract. We will deduct any surrender charge as of the business day we receive your written request.

If you withdraw:

 .    from more than one investment choice, we will deduct the surrender charge proportionately from the amounts remaining in the investment choice(s) you elected.

 .    the total value from an investment choice, we will deduct the surrender charge proportionately from amounts remaining in the investment choices that still have value.

 .    your entire contract value, we will deduct the surrender charge from the contract value. You will receive a check for the net amount.

Free Withdrawals

Beginning in the second contract year, you may withdraw an amount without incurring a surrender charge or an interest rate factor adjustment. The maximum you may withdraw without penalty is 10% of your contract value as of the end of the previous contract year. You may take this 10% in multiple withdrawals each contract year.

Window Period

The window period is the last 30 days of each 5-year period. During this window period, you may withdraw or transfer to any fund, part or all of your contract value in the general account without incurring a surrender charge or an interest rate factor adjustment. During the window period you may also withdraw all or part of your contract value in the separate account without incurring a surrender charge.

Interest Rate Factor Adjustment Calculation

Except during the window period, we will apply an interest rate factor adjustment:

 .    to any amount that you partially or fully withdraw from the general account during the accumulation phase, or

 .    to any amount from the general account that you apply to a variable annuity option at the beginning of the income phase.

We base the interest rate factor adjustment on the interest rates payable on U.S. Treasury securities. This means that generally, if rates on U.S. Treasury securities are higher when you withdraw than when you made the payment, a negative adjustment will be applied to the amount you withdraw. This could result in your receiving an amount lower than the amount of your purchase payment(s). If rates on U.S. Treasury securities are lower when you withdraw than when you made the payment, a positive adjustment will be applied to the amount you withdraw. This could result in your receiving an amount higher than the amount of your purchase payment(s).

The interest rate factor adjustment will reflect the relationship between:

1. the weighted average of U.S. Treasury Index Rates corresponding to aggregate purchase payments and transfers into the general account during the current five-year period (as adjusted for partial withdrawals or transfers out of the general account),

2. the U.S. Treasury Index Rate which would be applicable during the time remaining in the current five-year period on the date of the withdrawal, and

3.   the time remaining in the current five-year period.

In general, if the weighted average of U.S. Treasury Index Rates corresponding to purchase payments and transfers during the current five-year period is lower than the U.S.Treasury Index Rate which would be applicable during the time remaining in the current five-year period, then the application of the interest rate factor adjustment will result in a lower payment upon withdrawal.

We do not apply the interest rate factor adjustment during the window period or to free withdrawal amounts. Also, we do not apply the interest rate factor adjustment to contracts we issue to Pennsylvania residents.

The partial withdrawal interest rate factor adjustment formula is:

(1 - 1/IRF) x (GAPW - GAF + GAPWC) = IRFA.

If you make a partial withdrawal, we do not apply an interest rate factor adjustment if the general account free withdrawal amount exceeds the general account portion of the partial withdrawal.

The full withdrawal interest rate factor adjustment formula is:

(IRF - 1) x (GAFW - GAF) = IRFA.

Where:

   (GAPW) is the general account Partial Withdrawal Amount.
   (GAFW) is the general account Full Withdrawal Amount.
   (GAF) is the general account Free Withdrawal Amount.
   (GAPSC) is the general account portion of the Partial
   Surrender Charge Amount determined as follows:

      GAPSC = (GAPW - GAF) x 5%/95%, but not less than zero.
      (IRF) is the Interest Rate Factor.
      (IRFA) is the Interest Rate Factor Adjustment.

The interest rate factor is determined by the following formula:

                  (N/12)
          (1 + Ta)
          --------------
                        (N/12)      = IRF
          (1.003 + Tb)

Where:

    (Ta) is the weighted average of the U.S. Treasury Index Rates which correspond to the purchase payments and/or transfers allocated to the general account during the current five-year period

         We determine the U.S. Treasury Index Rate corresponding to each such allocation by the number of full years and fractions thereof (but not less than 1 year) remaining from the date of the allocation until the end of the current five-year period. For purposes of determining the average of these rates, each U.S. Treasury Index Rate is weighted by the amount of the corresponding allocation (as adjusted to reflect any partial withdrawal and/or transfers from the general account subsequent to such allocation). We will treat the general account balance at the beginning of any five-year period as a new allocation for purposes of this calculation..

          We shall adjust each allocation made prior to a partial withdrawal and/or transfer from the general account (other than the current withdrawal) by multiplying such allocation by the following fraction:

             1 - PW/GAB

Where:

    (PW) Is the amount of the partial withdrawal and/or transfer from the general account made subsequent to the allocation,

    (GAB) is the beginning general account balance on the date of the partial withdrawal and/or transfer from the general account, We will calculate a separate adjustment for each prior partial withdrawal and/or transfer from the general account.

    (Tb) is the U.S. Treasury Index Rate with a maturity equal to the number of full years and fractions thereof (but not less than 1 year) remaining in the current five-year period on the date of the partial or full withdrawal,

    (N) is the number of whole months remaining in the current five-year period as of the date of the partial or full withdrawal (rounded down),

    1.003 builds into the formula a factor representing our direct and indirect costs associated with liquidating general account assets in order to satisfy withdrawal requests or to begin making annuity income payments (to the extent the general account balance is applied to purchase a variable annuity). We have added this adjustment of .30% to the denominator of the formula because we anticipate that a substantial portion (more than half) of applicable general account portfolio assets will be in relatively illiquid private placement securities. Thus, in addition to direct transaction costs, if we must sell such securities (e.g., because of withdrawals), the market price may be lower because they are not registered securities. Accordingly, even if interest rates decline, there will not be a positive adjustment until this factor is overcome, and then any adjustment will be lower than otherwise, to compensate for this factor. Similarly, if interest rates rise, any negative adjustment will be greater than otherwise, to compensate for this factor. If interest rates stay the same, this factor will result in a small but negative interest rate factor adjustment.

    (IRF) is the interest rate factor.

Examples
The following examples illustrate the calculation of the interest rate factor and the interest rate factor adjustment.

In the following examples, we apply the interest rate factor adjustment formula so as to produce only positive numbers, which we then add to, or subtract from, the withdrawal proceeds (for full general account balance withdrawals) or the remaining general account balance (for partial general account balance withdrawals). For example, if the interest rate factor is .7, then the interest rate factor adjustment calculation illustrated below will show 1-.7, rather than
 .7-1, to result in a positive number.

For examples 1 and 2, assume no change in interest rates.
1) Assume a $50,000 general account balance at the beginning of the second five-year period, and a full withdrawal at that time.

   Also, assume the U.S. Treasury Index Rate at that time is 7%.

                           (5)
                     (1.07)
                     ---------
                            (5)   =  .9861
      THEN: IRF   =  (1.073)

   Interest Rate Factor Adjustment
   [deducted from proceeds] =
   (1 - .9861) x ($50,000 - $5,000) = $625.50.

2) Assume a $50,000 general account balance at the beginning of the tenth contract year with a full withdrawal at that time.

   Also, assume the U.S. Treasury Index Rate remains at 7% for all maturities:
                       1.07
      THEN: IRF   =  ------  = .9972
                      1.073

   Interest Rate Factor Adjustment
   [deducted from proceeds] =
   (1 - .9972) x ($50,000 - $5,000) = $126.00.

For examples 3 and 4, assume a general account balance of $50,000 at the beginning of the seventh contract year.

3) Assume a full withdrawal at the beginning of the seventh contract year:

a) Assume that the beginning U.S. Treasury Index Rate was 7%, and the current U.S. Treasury Index Rate is 5.40%.

   (This is a decrease in rates of 1.60%). Then the IRF = 1.05

   Interest Rate Factor Adjustment = (1.05 - 1) x ($50,000 - $5,000) = $2,250.

   Thus, the actual amount of withdrawal proceeds paid = $50,000 + $2,250 - $30 = $52,220.

b) Assume that the beginning U.S. Treasury Index Rate was 7%, and the current U.S. Treasury Index Rate is 8.08%.

   (This is an increase in rates of 1.08%). Then the IRF = .95

   Interest Rate Factor Adjustment = (1 - .95) x ($50,000 - $5,000) = $2,250.

   Thus, the actual amount of withdrawal proceeds paid = $50,000 - $2,250 - $30 = $47,720.

   Note: The contract maintenance fee ($30) applies to full withdrawals.

4) Assume a partial withdrawal of $10,000 at the beginning of the seventh contract year:

    a)Assume that the beginning U.S. Treasury Index Rate was 7%, and the current U.S. Treasury Index Rate is 5.40%.

      (This is a decrease in rates of 1.60%). Then the IRF = 1.05
      Interest Rate Factor Adjustment =

            1
    { 1 - ---- }x ($10,000 - $5,000) = $238.10.
          1.05

      Thus, the general account balance would be reduced by $10,000 - $238.10 = $9,761.90.

   b) Assume that the beginning U.S. Treasury Index Rate was 7%, and the current U.S. Treasury Index Rate is 8.08%.

      (This is an increase in rates of 1.08%). Then the IRF = .95.

      Interest Rate Factor Adjustment =

             1
      { 1 - ---  }x ($10,000 - $5,000) = $263.16.
            .95

      Thus, the general account balance would be increased by $10,000 + $263.16 = $10,263.16.

The Interest Rate Factor Adjustment's
Applicability on Withdrawal

The following examples illustrate the impact of the interest rate factor adjustment together with the surrender charge on withdrawal proceeds. For examples 1 and 2, assume a general account balance of $50,000 at the beginning of the second contract year.

1) Assume a full withdrawal at the beginning of the second contract year.

   a) Assume that the beginning U.S. Treasury Index Rate was 7%, and the current U.S. Treasury Index Rate is 4.18%.

      (This is a decrease in rates of 2.82%). Then the IRF = 1.10

      Surrender Charge = ($50,000 - $5,000) x .05 = $2,250

      Interest Rate Factor Adjustment = (1.10 - 1) x ($50,000 - $5,000) = $4,500

      Thus, the actual amount of withdrawal
      proceeds paid = $50,000 - $2,250 + $4,500 - $30 = $52,220

   b) Assume that the beginning U.S. Treasury Index Rate was 7%, and the current U.S. Treasury Index Rate is 9.56%.

      (This is an increase in rates of 2.56%). Then the IRF = .9

      Surrender Charge = ($50,000 - $5,000) x .05 = $2,250

      Interest Rate Factor Adjustment = (1 - .9) x ($50,000 - $5,000) = $4,500

      Thus, the actual amount of withdrawal
      proceeds paid = $50,000 - $2,250 - $4,500 - $30 =$43,220

      Note: The contract maintenance fee ($30) applies to full withdrawals.

2) Assume a partial withdrawal of $10,000 at the beginning of the second contract year.

   a) Assume that the beginning U.S. Treasury Index Rate was 7%, and the current U.S. Treasury Index Rate is 4.18%.

      (This is a decrease in rates of 2.82%.) Then the IRF = 1.10.

      Surrender Charge = ($10,000 - $5,000) x .05/.95 = $263.16.

      Interest Rate Factor Adjustment =

               1
      { 1 - ----  } x ($10,000 - $5,000) = $478.47
            1.10

      Thus, the general account balance will be
      reduced by: $10,000 + $263.16 - $478.47 = $9,784.69

   b) Assume that the beginning U.S. Treasury Index Rate was 7%, and the current U.S. Treasury Index Rate is 9.56%.

      (This is an increase in rates of 2.56%.) Then the IRF = .9

      Surrender Charge = ($10,000 - $5,000) x .05/.95 = $263.16

      Interest Rate Factor Adjustment =
      (1 - 1.9) x ($10,000 - $5,000 + $263.16) = $584.80

      Thus, the general account balance will be reduced by:
      $10,000 + $263.16 + $584.80 = $10,847.96

Investments

We must invest our assets in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

In establishing guaranteed rates, we intend to take into account the yields available on the instruments in which we intend to invest the proceeds from the contracts. Our investment strategy with respect to the proceeds attributable to allocations made to the fixed account will generally be to invest in investment-grade debt instruments having durations tending to match the applicable guarantee periods.

Distributor Of The Contracts

MML Distributors, LLC (MML Distributors) serves as principal underwriter for the contracts. MML Investors Services, Inc. (MMLISI) serves as counderwriter for the contracts. Their purpose as underwriters is to distribute the contracts. MML Distributors and MMLISI are wholly-owned subsidiaries of Massachusetts Mutual Life Insurance Company ("MassMutual"). Both are located at 1414 Main Street, Springfield, Massachusetts 01144-1013.

We will pay commissions to broker-dealers who sell the contracts. Commissions are a combination percentage of purchase payments and contract value. Currently, we pay an amount up to 4.5% of purchase payments. In addition, we pay a maximum commission of .50% of contract values each contract year.

From time to time, MML Distributors may enter into special arrangements with certain broker-dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers for selling the contracts.

Accounting Practices

We have prepared the accompanying statutory financial information, included in this filing, in conformity with the practices of the National Association of Insurance Commissioners ("NAIC") and the accounting practices prescribed or permitted by the Insurance Department of the State of Connecticut ("statutory accounting practices").

The accompanying statutory financial statements are different in some respects from financial statements prepared to conform with generally accepted accounting principles ("GAAP"). The more significant differences are as follows:

(a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP would require these expenses to be capitalized and recognized over the life of the policies;

(b) policy reserves are based upon statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest and withdrawals;

(c) bonds are generally carried at amortized cost whereas GAAP generally requires they be reported at fair value;

(d) deferred income taxes are not provided for book-tax timing differences as would be required by GAAP; and

(e) payments received for universal life, variable life and variable annuities are reported as premium revenue, whereas under GAAP, these payments would be recorded as deposits to policyholders' account balances.

In accordance with the life insurance laws and regulations under which we operate, we are obligated to carry on our books, as liabilities, actuarially determined reserves to meet our obligations on outstanding contracts. We develop reserves for life insurance contracts using accepted actuarial methods computed principally on the net level premium, the Commissioners' Reserve Valuation Method and the California Method bases using the 1980 Commissioners' Standard Ordinary mortality tables with assumed interest rates ranging from 3.0 to 4.5 percent. We develop reserves for individual annuities based on accepted actuarial methods, principally, the Commissioner's Annuity Reserve Valuation Method at interest rates ranging from 5.3 to 9.0 percent.

We maintain an asset valuation reserve ("AVR") and an Interest Maintenance Reserve ("IMR"), in compliance with regulatory requirements. The AVR and other investment reserves stabilize shareholder's equity against declines in the value of bonds. The IMR captures after-tax realized capital gains and losses that result from changes in the overall level of interest rates, for all types of fixed income investments. The IMR amortizes these capital gains and losses into income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. We have included the IMR in other liabilities on the Statutory Statement of Financial Position.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in all states and is expected to become effective not later than January 1, 2001. The effect of adopting Codification shall be reported as an adjustment to shareholder's equity on the effective date. We are currently reviewing the impact of Codification. However, since the Department of Insurance of the State of Connecticut has not approved Codification, we cannot determine the ultimate impact at this time.

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, as of the date of the financial statements. We must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates and asset valuations, could cause our actual results to differ from the estimates we used in the financial statements.

We have reclassified certain prior year amounts to conform with the current year presentation.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

General

You should read the following discussion in conjunction with the Statutory Financial Statements, Notes to Statutory Financial Statements and Selected Historical Financial Data.

Our direction and operations are guided by a statement of corporate vision. Under that vision we manage our operations to maintain a financially strong and efficient enterprise. Our long-term objectives are to maintain corporate financial strength, enhance policyholder value, and generate and sustain growth. We have pursued these objectives by:

(a) emphasizing profitability through refined product pricing,

(b) sophisticated asset/liability management,

(c) rigorous expense control,

(d) prudent underwriting standards,

(e) the adoption of efforts to improve persistency and retention levels, and

(f) continued commitment to the high credit quality of our general account investment portfolio.

Results of Operations

For the Year Ended December 31, 1998 Compared to the Year Ended December 31,
1997

The following table sets forth the components of our net income:

                                                     Years Ended December 31,
                                                     ------------------------

                                                       1998           1997
                                                       ----           ----
                                                           (In Millions)
Revenue:
  Premium income                                      $ 406          $ 331
  Net investment income                                  82             75
  Fees and other income                                   6              8
                                                      -----          -----
    Total revenue                                       494            414
                                                      -----          -----
Benefits and expenses:
  Policyholders' benefits and
  payments                                              185            100
  Addition to policyholders'
  reserves and funds                                    169            201
  Expenses, commissions and
  state taxes                                           129             86
                                                      -----          -----
    Total benefits and expenses                         483            387
                                                      -----          -----
Net gain from operations
   before federal income taxes                           11             27
Federal income taxes                                      7             19
                                                      -----          -----
Net gain from operations                                  4              8
Net realized capital loss                                (1)            --
                                                      -----          -----
Net income                                            $   3          $   8
                                                      =====          =====

Net income decreased $5 million, or 62.5%, to $3 million in 1998 from $8 million in 1997. We attribute this decrease primarily to the continued growth in our business, which resulted in increased policyholders' benefits and payments, commissions and expenses, partially offset by increased premium income.

The following table sets forth premium, sales, and other information for our products:

                                                          Years Ended December 31,
                                                  1998                                 1997
                                                  ----                                 ----
                                                              ($ In Millions)
                                       Gross       Ceded          Net       Gross       Ceded          Net
Premium income
  Universal and other life              $204        $(59)     $   145        $164        $(47)     $   117
  Annuities                              261          --          261         214          --          214
                                        ----        ----      -------        ----        -----     -------
Total                                   $465        $(59)     $   406        $378        $(47)     $   331
                                        ====        =====     =======        ====        =====     =======

Universal and other life insurance sales - face amount        $14,863                              $14,189
Universal and other life insurance in force - face amount     $47,088                              $36,148
Universal and other life insurance - number of policies
   in force (in whole units)                                  159,684                              136,794

Premium income, net of reinsurance ceded, increased $75 million, or 22.7%, to $406 million in 1998 from $331 million in 1997. We attribute this increase primarily to a 23.9% increase in premiums of universal and other life products and a 22.0% increase in premiums of variable annuity products over the prior year. The increase in premium for life insurance products is largely attributable to continued growth in sales of universal and term life products, and the introduction of a new variable life product. Variable annuity premiums have also increased due to the continuing strong growth in sales of these products. The increase in sales comes from MassMutual's career agency system, partially offset by a decrease in sales from brokers. Our business mix remained stable. Universal and other life products comprised 35.7% of total premium income during 1998, compared to 35.3% in 1997. Annuity products were 64.3% of total premium income in 1998, compared to 64.7% in 1997.

Net investment income increased $7 million, or 9.3%, to $82 million in 1998 from $75 million in 1997. We attribute this increase primarily to a 7.6% increase in average invested assets and an increase in the gross yield for the investment portfolio to 7.9% in 1998 from 7.6% in 1997.

The components of net investment income are set forth in the table below:

                                                     Years Ended December 31,
                                                         1998        1997
                                                         ----        ----
                                                           (In Millions)
Gross Investment Income
  Bonds                                                   $48          $53
  Mortgage loans                                            8            5
  Other investments                                        10            4
  Policy loans                                             12           11
  Cash and short-term investments                           6            4
                                                          ---          ---
  Total gross investment income                            84           77
Less:  investment expenses                                  2            2
                                                          ---          ---
Net investment income                                     $82          $75
                                                          ===          ===

The decrease in gross investment income from bonds is due to declining portfolio yields. Bond yields are declining as older, higher yielding bonds mature and are replaced with new bonds that have lower yields. The increase in income from mortgage loans is due to an increase in the size of the mortgage portfolio. The increase in gross investment income on other investments results from increased investment in financial options as a result of favorable market conditions and a second quarter dividend received from an affiliated mutual fund. Fluctuations in market conditions will impact future investment results.

Fees and other income decreased $2 million, or 25.0%, to $6 million in 1998 from $8 million in 1997. We attribute this decrease primarily to reinsurance activity with MassMutual, partially offset by higher fees collected from separate accounts. The components of fees and other income are primarily commissions and expense allowances on reinsurance ceded, which decreased $1 million, or 7.1%, to $13 million in 1998 from $14 million in 1997. The decrease resulted from credits we received on our modified coinsurance agreement with MassMutual, and a reserve adjustment on reinsurance ceded (recorded as a charge to other income) which increased $4 million, or 23.5%, to $21 million in 1998 from $17 million in 1997. This impact from reinsurance activity was partially offset by an increase in separate account fees of $3 million, or 27.3%, to $14 million in 1998 from $11 million in 1997. The increase in separate account fees is due to an increase in administration fees, which is consistent with an increase in the number of policies and amount of insurance in force.

Policyholders' benefits and payments increased $85 million, or 85.0%, to $185 million in 1998 from $100 million in 1997. We attribute this increase primarily to surrender benefits, which increased $87 million, or 138.1%, to $150 million in 1998 from $63 million in

1997, due to increased variable and fixed annuity withdrawals and contract surrenders. This increase reflects the growth in the block of business and market volatility. The life insurance lapse rate, which is based upon the amount of insurance in force, increased to 6.7% for 1998 compared to 6.5% for 1997.

Addition to policyholders' reserves and funds decreased $32 million, or 15.9%, to $169 million in 1998 from $201 million in 1997. We attribute this decrease primarily to slower growth in 1998 compared to 1997 in separate account deposits and an increase in separate account withdrawals.

Expenses, commissions and state taxes increased $43 million, or 50.0%, to $129 million in 1998 from $86 million in 1997. We attribute this increase primarily to increased commissions and other acquisition expenses associated with the production of new business.

Federal income tax expense decreased $12 million, or 63.2%, to $7 million in 1998 from $19 million in 1997. Taxable income, which can differ significantly from statutory book income, decreased $24 million, or 48.0%, to $26 million in 1998 from $50 million in 1997. We attribute the decrease in taxable income primarily to the difference between statutory insurance reserves and tax reserves.

Realized capital losses, after the transfer to the Interest Maintenance Reserve ("IMR"), were $1 million in 1998, while there were no net realized capital gains or losses in 1997. We attribute the current year loss primarily to credit related mortgage loan losses, which are not transferred to the IMR.

Net realized capital gains (losses) were comprised of the following:

                                                    Years Ended December 31,
                                                        1998        1997
                                                        ----        ----
                                                          (In Millions)

Bonds                                                   $ 4           $ 3
Mortgage loans                                           (1)           --
Other investments                                         1            --
Federal income taxes                                     (2)           (1)
                                                       ----          ----
Net realized capital gains
   before transfer to IMR                                 2             2
Transfer to IMR                                          (3)           (2)
                                                       ----          ----
Net realized capital gain (loss)                        $(1)          $--
                                                       ====          ====

For the Year Ended December 31, 1997
Compared to the Year Ended December
31, 1996

The following table sets forth the components of our net income:

                                                    Years Ended December 31,
                                                    ------------------------

                                                       1997           1996
                                                       ----           ----
                                                          (In Millions)
Revenue:
  Premium income                                        $331          $314
  Net investment income                                   75            75
  Fees and other income                                    8             9
                                                        ----          ----
    Total revenue                                        414           398
                                                        ----          ----
Benefits and expenses:
  Policyholders' benefits and
   payments                                              100            99
  Addition to policyholders'
   reserves and funds                                    201           218
  Expenses, commissions and
   state taxes                                            86            73
                                                        ----          ----
    Total benefits and expenses                          387           390
                                                        ----          ----
Net gain from operations
   before federal income taxes                            27             8
  Federal income taxes                                    19             6
                                                        ----          ----
Net gain from operations                                   8             2
Net realized capital gain (loss)                          --            --
                                                        ----          ----
Net income                                              $  8          $  2
                                                        ====          ====

For the year ended December 31, 1997, we had net income of $8 million, as compared with net income of $2 million in 1996. We attribute this $6 million increase primarily to increased sales of universal and other life products and a reduction in addition to policyholders' reserves and funds. This was partially offset by increased commissions, increased expenses associated with management services provided by MassMutual and increased federal income taxes attributable to taxable income in excess of book income. The increase in commissions is primarily attributable to the modification of an underwriting agreement, discussed below.

Effective March 1, 1996, we modified our underwriting agreements with our brokers such that we will pay all future commissions relating to variable annuity contracts and in return, we will retain rights to all future contract fees and charges related to these contracts. Prior to the contract modification, our brokers paid variable annuity commissions in exchange for the rights to future contract fees and charges related to these contracts. We expect the future revenue on these contracts to exceed acquisition costs.

The following table sets forth premium, sales, and other information for our products:


                                                            Years Ended December 31,
                                                    1997                            1996
                                                    ----                            ----
                                                              ($ In Millions)
                                       Gross       Ceded        Net         Gross       Ceded        Net
Premium income
  Universal and other life              $164        $(47)     $   117        $134        $(47)    $     87
  Annuities                              214          --          214         227          --          227
                                        ----        -----        ----        ----        -----        ----
Total                                   $378        $(47)     $   331        $361        $(47)     $   314
                                        ====        =====        ====        ====        =====        ====
Universal and other life insurance sales - face amount        $14,189                              $ 7,113
Universal and other life insurance in force - face amount     $36,148                              $24,358
Universal and other life insurance - number of policies
   in force (in whole units)                                  136,794                              111,138

Premium income, net of reinsurance ceded, increased $17 million to $331 million in 1997 from $314 million in 1996. We attribute this 5.4% growth in premiums to increased sales of universal and other life products, partially offset by a decrease in variable annuity products of 5.7% from the prior year. The result reflects a change in our business mix in which universal and other life products comprised 35.3% of total premium income during 1997 compared to 27.7% in 1996, while annuity products were 64.7% in 1997 compared to 72.3% in 1996. Variable annuity premiums have declined due to lower sales through the brokerage distribution channel and a shift in sales through MassMutual's distribution channels away from variable annuity products issued by us to variable annuity products issued by our affiliate, MML Bay State Life Insurance Company.

Net investment income was $75 million in both 1997 and 1996, as a result of a 3.7% increase in invested assets, offset by a decrease in the average gross yield for the portfolio, which was 7.6% in 1997 compared to 7.9% in 1996.

The components of net investment income are set forth below.

                                                        Years Ended December 31,
                                                            1997        1996
                                                            ----        ----
                                                              (In Millions)
Gross Investment Income
  Bonds                                                     $53          $55
  Mortgage loans                                              5            4
  Other investments                                           4            3
  Policy loans                                               11           10
  Cash and short-term investments                             4            4
                                                            ---          ---
  Total gross investment income                              77           76
Less:  investment expenses                                    2            1
                                                            ---          ---
Net investment income                                       $75          $75
                                                            ===          ===

The decrease in gross investment income from bonds and the increase in mortgage loans reflects a shift in investment strategy toward mortgage loan assets. The increase in gross investment income from other investments reflects enhanced yield on investments in affiliated mutual funds.

Fees and other income decreased $1 million, to $8 million in 1997 from $9 million in 1996. We attribute this decrease primarily to reinsurance activity. The components of fees and other income are primarily commissions and expense allowances on reinsurance ceded, a reserve adjustment on reinsurance ceded and fees from separate accounts. The commission and expense allowance on reinsurance ceded decreased $1 million to $14 million in 1997 from $15 million in 1996. Commissions and expense allowances on reinsurance ceded represents charges incurred on our modified coinsurance agreement with MassMutual. The reserve adjustment on reinsurance ceded, which is a charge to other income, increased $3 million to $17 million in 1997 from $14 million in 1996. Fees from separate accounts have increased due to an increase in administration fees, which is consistent with an increase in the number of policies and amount of insurance in force.

Policyholders' benefits and payments increased $1 million, to $100 million in 1997 from $99 million in 1996. Annuity benefits increased $1 million, essentially due to increased variable and fixed annuity withdrawals. The life insurance lapse rate, which is based upon the amount of insurance in force, decreased to 6.5% for 1997 compared to 7.1% for 1996. Death claims, net of reinsurance, remained consistent between both years at $25 million.

Addition to policyholders' reserves and funds decreased $17 million to $201 million in 1997 from $218 million in 1996. Addition to policyholders' reserves and funds includes transfers (to) from the separate accounts based upon policyholder elections. We attribute the decrease primarily to a reduction in the growth of separate account deposits and an increase in separate account withdrawals.

Expenses, commissions, and state taxes increased $13 million, to $86 million in 1997 from $73 million in 1996. We attribute this increase primarily to increased expenses and commissions associated with the production of new business and the modification of our variable annuity underwriting agreements with our brokers.

Federal income tax expense increased $13 million, to $19 million in 1997 from $6 million in 1996. Taxable income increased $31 million, to $50 million in 1997 from $19 million in 1996. We attribute this increase in taxable income primarily to the difference between statutory insurance reserves and tax reserves and the timing of the tax deductibility of acquisition costs.

Net realized capital gains (losses) were comprised of the following:

                                                      Years Ended December 31,
                                                           1997       1996
                                                           ----       ----
                                                            (In Millions)
Bonds                                                     $ 3           $ 1
Mortgage loans                                             --            (2)
Other investments                                                         4
Federal income taxes                                       (1)           (2)
                                                          ---           ---
Net realized capital gain
   before transfer to IMR                                   2             1
Transfer to IMR                                            (2)           (1)
                                                          ---           ---
Net realized capital gain (loss)                          $--           $--
                                                          ===           ===

The 1997 gain of $3 million from bonds was primarily interest related and was transferred to IMR net of tax, while in 1996, the $4 million gain from other investments was primarily generated by the sale of common stock.

Statement of Financial Position

Assets

Total assets increased $312 million, or 14.1%, to $2,531 million at December 31, 1998, from $2,219 million at December 31, 1997. We attribute this increase primarily to continued growth in our separate accounts, which increased by $223 million, or 20.3%, to $1,319 million at December 31, 1998, from $1,096 million at December 31, 1997. We attribute this increase primarily to significant market appreciation and continued deposits of variable products, partially offset by withdrawals.

General account assets increased $89 million, or 7.9%, to $1,212 million as of December 31, 1998, from $1,123 million as of December 31, 1997. We attribute this increase primarily to increases in mortgage loans, bonds, cash and short-term investments, and other investments. These increases were primarily the result of our continued growth.

Bonds increased $18 million, or 2.7%, to $683 million at December 31, 1998, from $665 million at December 31, 1997. While U. S. Treasury and other government holdings decreased as of December 31, 1998, they were more than offset by increases in both mortgage-backed and corporate securities holdings as compared with December 31, 1997. Bonds and short-term securities in NAIC classes 1 and 2 were 61.0% of general account invested assets at December 31, 1998, as compared to 64.9% at December 31, 1997. The percentage of our general account invested assets representing bonds and short-term investments in NAIC classes
3 through 6 was 8.0% at December 31, 1998, and 5.9% at December 31, 1997.

Mortgage loans increased $24 million, or 23.5%, to $126 million at December 31, 1998, from $102 million at December 31, 1997. We attribute this increase primarily to continuation of our strategy of increasing our investments in mortgage loans. For the year ended December 31, 1998, $53 million of new loans were issued and $27 million were retired. See "Investments" for discussion of investment reserves.

Other investments consisting of derivatives, preferred stocks and affiliated common stocks increased $12 million, or 18.8%, to $76 million at December 31, 1998, from $64 million at December 31, 1997. Of this increase, financial options increased $6 million, or 300.0%, to $8 million from $2 million at December 31, 1997. We have increased our investment in a combination of cash and derivatives as a result of favorable market conditions in these investments as compared to other investment alternatives. See the quantitative and qualitative section for a discussion of our use of derivative instruments.

Policy loans increased $9 million, or 6.3%, to $151 million at December 31, 1998, from $142 million at December 31, 1997, due to continued natural growth in universal and other life insurance products.

Cash and short-term investments increased $18 million, or 20.5%, to $106 million at December 31, 1998, from $88 million at December 31, 1997, as a result of increased funds available for investment provided by operating activities and a $25 million capital infusion from MassMutual.

Liabilities

Total liabilities increased $284 million, or 13.5%, to $2,390 million at December 31, 1998, from $2,106 million at December 31, 1997. As with assets, most of this growth occurred in the separate accounts as discussed earlier.

Policyholders' reserves and funds increased $45 million, or 4.7%, to $996 million at December 31, 1998 from $951 million at December 31, 1997. We attribute this increase primarily to universal and other life products, which is consistent with increased sales of these products.

Shareholder's Equity

Shareholder's equity was $141 million at December 31, 1998, an increase of $28 million, or 24.8%, from December 31, 1997. This increase was composed of:

 .    additional paid in capital contributed by MassMutual of $25 million,

 .    1998 net income of $3 million,

 .    an increase of $3 million due to the change in Asset Valuation Reserve
     ("AVR") and General Investment Reserve ("GIR"), and

 .    a decrease of $3 million primarily due to unrealized capital losses, partially offset by a change in the valuation of policyholders' reserves.

Liquidity and Capital
Resources

Liquidity

Net cash provided by operating activities increased $4 million, or 7.7%, to $56 million in 1998 from $52 million in 1997. We attribute this increase primarily to increased sales, investment income, and fees from separate accounts. This increase was partially offset by increased surrender benefits, withdrawals, death benefits, general expenses and commissions.

Loans and purchases of investments increased $130 million, or 29.6%, to $569 million in 1998 from $439 million in 1997. Sales and maturities of investments and receipts from repayments of loans increased $94 million, or 22.9%, to $505 million in 1998 from $411 million in 1997. We attribute these increases primarily to increased investing activity as a result of market conditions and natural growth.

Additionally, in the second quarter of 1998, MassMutual made a $25 million surplus contribution to supply us with cash flow and the capital needed to support our continued business growth. The Board of Directors of MassMutual has authorized, if needed, the contribution of funds to us sufficient to meet the capital requirements of all states in which we are licensed to do business.

We utilize sophisticated asset/liability analysis techniques in order to set the investment policy for each liability class. Additionally, we test the adequacy of the projected cash flow provided by assets to meet all of our future policyholder and other obligations. We perform these studies using stress tests regarding future credit and other asset losses, market interest rate fluctuations, claim losses and other considerations. The result is a complete picture of the adequacy of our underlying assets, reserves and capital.

We have structured our investment portfolio to ensure a strong liquidity position in order to permit timely payment of policy and contract benefits without requiring an untimely sale of assets. We manage our liquidity position by matching our exposure to cash demands with adequate sources of cash and other liquid assets.

Our principal sources of liquidity are cash flow and holdings of cash, cash equivalents and other readily marketable assets. Our primary cash flow sources are investment income, principal repayments on invested assets and life insurance premiums.

Our liquid assets include Treasury bond holdings, short-term money market investments, stocks, and marketable long-term fixed income securities. Cash and short-term investments totaled $106 million at December 31, 1998.

Based on our ongoing monitoring and analysis of our liquidity sources and demands, we believe that we are in a strong liquidity position.

Capital Resources

As of December 31, 1998, our total adjusted capital as defined by the NAIC was $163 million. The NAIC developed the Risk Based Capital ("RBC") model to compare the total adjusted capital with a standard design in order to reflect an insurance company's risk profile. Although we believe that there is no single appropriate means of measuring RBC needs, we feel that the NAIC approach to RBC measurement is reasonable, and we will manage our capital position with significant attention to maintaining adequate total adjusted capital relative to RBC. Our total adjusted capital was well in excess of all RBC standards at December 31, 1998 and 1997. We believe we enjoy a strong capital position in light of the risks to which we are subject and we are well positioned to meet policyholder and other obligations.

Year 2000 Issue

We prepared the following Year 2000 readiness disclosure under the U.S. "Year 2000 Information and Readiness Disclosure Act" (Public Law No. 105-271).

General

Like other businesses and governments around the world, we would be adversely affected if our computer systems and those of others with which we do business do not properly recognize the Year 2000. This is commonly known as the "Year 2000 ("Y2K") issue."

In 1996, our parent company, MassMutual, began an enterprise-wide process to address the Y2K issue on its own behalf and on behalf of certain subsidiaries, including us. MassMutual operates each insurance subsidiary pursuant to a management services agreement. In accordance with the management services agreement, MassMutual's project 2000 incorporates our Year 2000 accommodations.

The Y2K issue affects virtually all organizations worldwide. Moreover, the electronic links between businesses and governments mean that complete Y2K compliance is beyond the ability of any one entity to achieve. Vigorous and coordinated Y2K readiness efforts throughout the public and private sectors are necessary to avoid disruption after 1999.

Risks

MassMutual plans to have its computer systems, including those operated for us, ready for the Year 2000. MassMutual has identified Y2K readiness as one of its highest priorities and has committed extensive technological, financial and human resources to minimizing the impact of Y2K on our business. MassMutual believes that its Project 2000 program, described below, will limit the number and severity of any Y2K-related disruptions.

We do not have any knowledge of any particular event, trend or uncertainty that makes us believe that there will be significant Y2K-related disruption to our business. However, the potential for disruption remains, particularly given the electronic connections and interdependencies in today's business environment and the fact that our Y2K readiness is tied to that of third parties.

We do not know and cannot predict the potential impact of Y2K disruptions upon our business. There are possible consequences if we or the third parties that we do business with, are not ready for Y2K. These possible consequences may include the inability to process premiums, to purchase or sell investments or to process claims and other benefits.

Risks of Litigation

We have no reason to expect any particular Y2K litigation. However, Y2K litigation is a possibility given the interdependencies of information systems and the worldwide magnitude of the Y2K issue. We currently have no reason to expect that Y2K litigation would materially adversely affect our financial position, operations or liquidity.

Examination - Massachusetts Division of
Insurance

MassMutual, our parent, is legally domiciled in the Commonwealth of Massachusetts, and its primary regulator is the Massachusetts Division of Insurance (the "Division"). The Division is conducting Y2K examinations of most, if not all, of the insurance companies domiciled in the Commonwealth.

In November 1998, as part of an ongoing examination, the Division conducted an on-site examination of MassMutual's readiness for the Year 2000. The Division found no weaknesses in MassMutual's Project 2000, and recommended no changes other than an acceleration of contingency planning, which is already under way.

Project 2000

In 1996, MassMutual began an enterprise-wide process of identifying, evaluating and implementing changes to computer systems, to address the Y2K issue. MassMutual established Project 2000 the following year as the corporate-wide program responsible for addressing all requirements associated with the century date change. Project 2000 operates under the direction and accountability of MassMutual's senior management, and leads and coordinates Y2K activities with representatives from every information systems and business unit in MassMutual.

Project 2000 addresses both systems compliance and business compliance.

 . Systems compliance includes all information technology department-supported applications, (computer technology hardware and software), and all on-site physical facilities, such as internal heating, air conditioning, telecommunications, elevators, security systems, and emergency power for MassMutual's data center.

 . Business compliance includes end-user computing (such as desktop and spreadsheet applications) in the business units. It also includes risk management of any business function dependent upon external systems or third parties. Contingency planning is a prime component of risk management activities.

Y2K Compliant Standards

In order for information systems or software applications to be Y2K compliant according to MassMutual's standards, the system or application must demonstrate that it can successfully accommodate the Year 2000 date and beyond. All computer hardware, operating software and applications systems, whether MassMutual or vendor- developed, must go through MassMutual's Y2K certification process. This is so even if the vendor claims its product is Y2K compliant.

MassMutual's certification requires, among other things, multiple levels of testing in current-date and future-date environments. Testing must successfully demonstrate:

 .    Rolling over the century date, from the last processing day in 1999 through the first processing day in 2000.

 .    Handling leap year processing in 2000.

 .    Transitioning from 2000 to 2001, including Julian calendar date processing.

Each application is examined for additional dates pertinent to its particular processing requirements. Upgrades and changes to certified products must be recertified according to MassMutual's standards before being introduced into the computing environment.

Successful future-date testing, with appropriately dated information, is important because it mimics the environment, data and application as it will exist after 1999. Future-date testing occurs in separate, isolated computer environments. Full production volume future-date testing is also conducted periodically at MassMutual's disaster-recovery site, a separate location where MassMutual has previously established business and systems recovery plans.

Costs

As of January 15, 1999, MassMutual made estimates of the cost of Project 2000. MassMutual started incurring these costs in 1997 and has already spent $70 million. MassMutual has estimated that an additional $20 million will be incurred in 1999 and $2 million will be incurred in 2000. The total cost of the four year project is estimated to total approximately $92 million enterprise-wide. These costs are being expensed when incurred. MassMutual allocates a portion of these costs to us pursuant to our management services agreement with MassMutual. In total, MassMutual estimates that $5 million, of the total $92 million, will be allocated to us. When viewed in the context of the total financial picture, the costs are not material to our or MassMutual's financial position.

Staffing

As of February 28, 1999, MassMutual had approximately 120 full-time equivalent information systems employees and 70 full-time and part-time consultants working on Project 2000. In addition, approximately 100 employees from MassMutual's business units are working at least part-time on Project 2000. This is down from a high of 300 employees and 150 consultants. The number of people working on this project is expected to continually decrease as 1999 progresses and Y2K work is completed.

State of Readiness

MassMutual's Project 2000 manager maintains an enterprise-wide plan that tracks planned vs. actual completion dates. MassMutual planned for most mission critical systems to be Y2K compliant by the end of 1998, and for the remainder of its internal computer systems to be Y2K compliant by June 30, 1999. Project 2000 is on schedule.

 .    Computer code conversion of all information technology-department supported applications was 99% complete by February 28, 1999. MassMutual had identified over 52 million lines of mainframe code that needed to be converted.

 .    Most correction and testing of internal mission critical systems has already been completed. MassMutual anticipates the remainder to be completed by June 30, 1999. Of the 309 mission critical projects, 81% were completed as of December 31, 1998. An additional 43 projects, or 14%, are targeted for completion by the end of March 1999, bringing the combined percentage to 95%. The remaining 16 projects, or 5%, are planned to be complete by June 30, 1999.

 .    End-user computing such as desktop and spreadsheet applications is well under way and is targeted to be complete by June 30, 1999.

 .    The critical core infrastructure for MassMutual's on-site physical facilities (internal heating, air conditioning, telecommunications, elevators, security systems, and emergency power for MassMutual's data center) was Y2K compliant by December 31, 1998.

Major activities planned for 1999 include:

 .    Change Control. MassMutual will continue testing its computer technology
     ---------------
     hardware and software throughout 1999. Future-date testing will also continue when necessary. During the remainder of 1999, MassMutual will also focus on keeping previously tested applications Y2K compliant.

 .    Enterprise Testing. MassMutual will continue to conduct internal,
     -------------------
     enterprise-wide integrated tests, concentrating on major systems and environments.

 .    "Street" or Industry Testing. MassMutual will be joining forces with many
     -----------------------------
     of its and our service providers and other third parties, to test communication links.

 .    Awareness and Communication. MassMutual will continue to communicate
     ----------------------------
     widely, with policyholders, customers, vendors, service providers, governments and others about Project 2000.

 .    Operational Readiness. MassMutual will determine what is needed to respond
     ----------------------
     to our policyholders and customers. For example, MassMutual will make sure that customer service centers are adequately staffed should we receive a great number of year-end Y2K inquires.

 .    Readiness of Third Parties. MassMutual is assessing the Y2K readiness of
     ---------------------------
     others.

 .    Contingency Planning. MassMutual is developing contingency plans as needed.
     ---------------------

Third Parties

Third parties which do business with us or MassMutual include:

 .    banks,

 .    financial service providers,

 .    mutual funds,

 .    third party administrators,

 .    reinsurers,

 .    telecommunications firms,

 .    utility companies,

 .    security and climate control systems companies,

 .    package transportation carriers, and

 .    governmental agencies such as:

     .    the state insurance departments,

     .    the Internal Revenue Service, and

     .    the Securities and Exchange Commission.

MassMutual has identified all of the third parties with which we have a material business relationship, and has contacted them as to their Y2K compliance. MassMutual has also identified and contacted third parties which are not material to our business. Third parties are generally not providing guarantees and assurances about their Y2K compliance, but instead are providing statements about their approach to the Y2K issue, their progress and target dates.

Given our reliance on third parties, a major focus in 1999 is assessing third parties' Y2K compliance. Their responses are a key factor in decisions about our Y2K contingency plans. Y2K readiness by third parties with which we have a material relationship is most important. If necessary for MassMutual to make an assessment of Y2K readiness of these parties, MassMutual asks for additional information. MassMutual's approach with them is to conduct telephone interviews, send more detailed questionnaires, conduct account manager interviews, and if necessary, make an on-site visit.

Contingency Plans

Because of the comprehensive requirements of MassMutual's Project 2000, we believe our general risk of Y2K-related failure is low. However, detailed contingency plans will be created as necessary, based upon the expected impact on us and upon our judgement about the level of risk. Risks are presented by both internal computer systems (those developed and operated by MassMutual, including systems operated for us), and by third parties which provide services and electronic data to us. MassMutual has identified critical business functions and is developing a watch list of critical service providers and systems that support these functions.

Contingency planning falls into two broad categories: business continuity plans and systems recovery plans.

Existing business recovery plans form the foundation for the Y2K business continuity efforts and will be supplemented with Y2K requirements. MassMutual's business areas are assessing the policies and responses that may be needed, since potential scenarios are unique to the business areas. In general, however, the business continuity plans will address failures caused by external sources, and fall into three situations which include:

 .    a failure by a third party,

 .    a failure of a MassMutual system or function due to corrupt data from a third party, and

 .    a power outage in MassMutual's business offices.

Necessary parts of each plan will include a description of failure indicators, contingency actions, preparation steps necessary to successfully invoke the contingency actions, timetables for preparatory steps, and guidelines for resumption of regular activities. Plans will differ according to type and duration of failure.

Systems recovery plans address our internal systems infrastructure. Plans will be developed by computing platform and will detail information on each systems product or group of products (such as operating systems). Each plan will include:

 .    a timetable of how and when products will be started on January 1, 2000;
 .    the individual or unit responsible for each product;
 .    the recovery plan if the product will not come up or will not work correctly;
 .    the steps that will be taken in each event; and
 .    the vendor contact, if any.

Tests and walkthroughs of the plans will be conducted, and our internal auditing department will be involved.

Contingency planning is a high-priority project. We expect to have any needed contingency plans in place by year-end 1999.

Inflation

Inflation affects our operating expenses. A large portion of our operating expenses consist of administrative fees charged by MassMutual. The largest component of these fees is salaries, which are subject to wage increases that are at least partially affected by the rate of inflation. MassMutual's and our continuing efforts to control expenses may reduce the impact of inflation on operating expenses.

Inflation also indirectly affects us. Inflation affects our new sales of insurance products and investment income to the extent that the government's economic policy to control the level of inflation results in changes in interest rates. Changes in the level of interest rates also have an effect on interest spreads, as investment earnings are reinvested.

Investments

At December 31, 1998, we had $1,142 million of invested assets in our general investment account. We manage the portfolio of invested assets to support product liabilities in light of yield, liquidity and diversification considerations. The general investment account portfolio does not include our separate account assets. The following table sets forth our invested assets in the general investment account and gross investment yield:

                                                            December 31,
                                                            -----------
                                   1998                          1997                           1996
                                   ----                          ----                           ----
                      Carrying    % of                Carrying   % of               Carrying    % of
                       Value      Total      Yield      Value    Total       Yield    Value     Total      Yield
                       -----      -----      -----      -----    -----       -----    -----     -----      -----
                                                        ($ In Millions)
Bonds                 $  683      59.8%       7.5%    $  665      62.7%       7.9%   $  736      71.9%       7.8%
Mortgage loans           126      11.0        7.3        102       9.6        7.6        34       3.3       12.6
Other investments         76       6.7       14.8         64       6.0        7.7        56       5.5        4.7
Policy loans             151      13.2        8.8        142      13.4        8.0       133      13.0        8.1
Cash and short-term
      Investments        106       9.3        5.9         88       8.3        5.3        64       6.3       10.6
                      ------     -----       ----     ------     -----        ---    ------     -----       ----
Total investments     $1,142     100.0%       7.9%    $1,061     100.0%       7.6%   $1,023     100.0%       7.9%
                      ======     =====       ====     ======     =====        ===    ======     =====       ====

Our yield on total investments before investment expenses was 7.9%, 7.6% and 7.9% for the years ended December 31, 1998, 1997 and 1996, respectively. If investment expenses were deducted, net yields would be 7.7%, 7.5% and 7.8%, respectively. The yield on each investment category, before federal income taxes, is calculated as: (a) two times gross investment income divided by (b) the sum of assets at the beginning of the year and assets at the end of the year, less gross investment income.

We record our investments in accordance with methods and values prescribed by the NAIC and adopted by the Connecticut Insurance Department. Generally, we value bonds using amortized cost, preferred stocks in good standing using cost, and common stocks using fair value. We value mortgage loans at principal less impairments and unamortized discount or premium. We record policy loans at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy. We record short-term investments at amortized cost, which approximates fair value.

We periodically use standard derivative financial instruments such as options and futures to hedge certain risks associated with anticipated purchases and sales of investments and certain payments denominated in foreign currencies. We use these derivative financial instruments to protect us from market fluctuations in interest and exchange rates between the contract date and the date on which the hedged transaction occurs. We are subject to off-balance sheet risk that the counterparties of the transactions will fail to perform as contracted. We manage this risk by only entering into contracts with highly rated institutions and listed exchanges. We do not hold or issue derivative financial instruments for trading purposes.

Bonds

The following table provides certain information regarding the maturity distribution of bonds (excluding short-term securities):

                                                      Bond Maturities

                                                      December 31, 1998,
                                                      -----------------
                                                   Carrying           % of
                                                     Value            Total
                                                     -----            -----
                                                        ($ In Millions)
Due in one year or less                             $  52              7.6%
Due after one year
  through five years                                  217             31.8
Due after five years
  through ten years                                   233             34.1
Due after ten years                                    69             10.1
Mortgage-backed
  securities(1)                                       112             16.4
                                                     ----            -----
                                                    $ 683            100.0%
                                                    =====            =====

(1) Including securities guaranteed by the U.S. Government.

We carefully monitor and manage our bond portfolio to ensure that bond maturities are sufficiently diversified in light of our liquidity needs.

Bonds consist primarily of government securities and high-quality marketable corporate securities. We invest a significant portion of our investment funds in high quality publicly traded bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio. Publicly traded bonds, including short-term securities, comprised 63.2% of the total bond portfolio and short term securities at December 31, 1998, and 64.1% at December 31, 1997. Privately placed bonds comprised the remainder.

Substantially all of our publicly traded and privately placed bonds are evaluated by the NAIC's Securities Valuation Office ("SVO"), which assigns securities to one of six NAIC investment classes with Class 1 securities being the highest quality and Class 6 securities being the lowest quality. Classes 1 and 2 are investment grade, Class 3 is medium quality and Classes 4, 5 and 6 are non-investment grade. For securities which have not yet been rated by the NAIC, we use an internal rating system. We believe that our internal rating system is similar to that used by the SVO.

The table below sets forth the NAIC SVO ratings for our bond portfolio (including short-term securities) and, what we believe are the equivalent public rating agency designations. At December 31, 1998 and 1997, 88.4% and 91.6%, respectively, of the portfolio was invested in NAIC Classes 1 and 2 securities, as depicted in the following table:

                              Bond Credit Quality
                       (includes short-term securities)

                                                   December 31,
                                                   ------------
                                            1998                   1997
                                            ----                   ----
                                                 ($ In Millions)
NAIC
Bond      Rating Agency            Carrying       % of      Carrying     % of
Rating    Equivalent Designation    Value        Total       Value       Total
------    ----------------------    -----        -----      -----        -----
   1      Aaa/Aa/A                  $ 399        50.6%      $ 422         56.1%
   2      Baa                         298        37.8         267         35.5
   3      Ba                           69         8.8          49          6.5
   4      B                            22         2.8           6          0.8
   5      Caa and lower                 -           -           7          0.9
   6      In or near default            -           -           1          0.2
                                    -----       -----       -----        -----
            Total                   $ 788       100.0%      $ 752        100.0%
                                    =====       =====       =====        =====

We utilize our investments in the privately placed bond portfolio to enhance the value of our overall portfolio, increase diversification and obtain higher yields than are possible with comparable quality public market securities. To control risk, we rely upon broader access to management information, strengthened negotiated protective covenants, call protection features, and a higher level of collateralization than can customarily be achieved in the public market. The strength of our privately placed bond portfolio is demonstrated by the predominance of NAIC Classes 1 and 2 securities. As of December 31, 1998, 73.9% of the privately placed bonds were rated as NAIC Classes 1 and 2 compared to 84.0% as of December 31, 1997. For publicly traded bonds 96.9% were rated as NAIC Classes 1 and 2 as of December 31, 1998, compared to 95.9% as of December 31, 1997.

The following table sets forth the total bond portfolio, including short-term securities, as of December 31, 1998, by industry category.

                          Bond Portfolio By Industry
                               December 31, 1998
                               -----------------

                       Private             Public               Total
                      Carrying    % of    Carrying    % of     Carrying   % of
Industry Category      Value     Total    Value (1)   Total     Value    Total
-----------------      -----     -----    ---------   -----     -----    -----
                                               ($ In Millions)

Collateralized (2)      $ 33      11.4%     $177      35.6%     $210      26.7%
Finance & Leasing Co.     22       7.6        97      19.5       119      15.1
Producer Goods            52      17.9        34       6.8        86      10.9
Natural Resources         32      11.0        39       7.9        71       9.0
Consumer Goods            42      14.5        14       2.8        56       7.1
Utilities                 14       4.8        33       6.6        47       6.0
U.S. Government            4       1.4        31       6.2        35       4.4
Other Services            32      11.0         1       0.2        33       4.2
Others                    19       6.6        15       3.0        34       4.3
Health Care                4       1.4        28       5.6        32       4.1
Media                     16       5.5        15       3.0        31       3.9
Retail                     5       1.7         7       1.4        12       1.5
Transportation             5       1.7         6       1.2        11       1.4
Aerospace                 10       3.5         1       0.2        11       1.4
                        ----     -----      ----     -----      ----     -----
Total                   $290     100.0%     $498     100.0%     $788     100.0%
                        ====     =====      ====     =====      ====     =====

(1) Includes short-term securities.
(2) These bonds are collateralized by mortgages backed by FNMA, GNMA or FHLMC and include collateralized mortgage obligations and pass-through securities. These amounts also include asset backed securities such as credit card, automobile and residential mortgage securities.

The estimated fair value of bonds is based upon quoted market prices for actively traded securities. We subscribe to commercial pricing services providing estimated fair values of fixed income securities that are not actively traded. We generally determine estimated fair values for privately placed bonds by applying interest rate spreads based on quality and asset type to the appropriate duration on the Treasury yield curve. The tables below set forth the carrying value, gross unrealized gains and losses, net unrealized gains and losses and estimated fair value of the bond portfolio (excluding short-term securities) at December 31, 1998 and 1997.

                                             Bonds By Category
                                             December 31, 1998
                                             -----------------
                                        Gross      Gross       Net     Estimated
                            Carrying  Unrealized Unrealized Unrealized    Fair
                              Value     Gains      Losses      Gain      Value
                              -----     -----      ------   -----------  -----
                                                ($ In Millions)
U.S. Treasury securities
 and obligations of U.S.
 government corporations
 and agencies                 $ 69       $ 2         $-        $ 2        $ 71
Foreign governments              3         -          -          -           3
Mortgage-backed securities      58         2          1          1          59
State and local governments     12         -          -          -          12
Corporate debt securities      523        17          3         14         537
Utilities                       18         1          -          1          19
                              ----       ---         --        ---        ----
                              $683       $22         $4        $18        $701
                              ====       ===         ==        ===        ====



                                              December 31, 1997
                                              -----------------
                                        Gross      Gross       Net     Estimated
                            Carrying  Unrealized Unrealized Unrealized    Fair
                              Value     Gains      Losses   Gain (Loss)  Value
                              -----     -----      ------   -----------  -----
                                                ($ In Millions)
U.S. Treasury securities
 and obligations of U.S.
 government corporations
 and agencies                $ 104     $   2      $   -      $   2       $ 106
Foreign governments              5         -          1         (1)          4
Mortgage-backed securities      39         1          -          1          40
State and local governments     20         -          -          -          20
Corporate debt securities      472        16          2         14         486
Utilities                       25         1          -          1          26
                             -----     -----      -----      -----       -----
                             $ 665     $  20      $   3      $  17       $ 682
                             =====     =====      =====      =====       =====

Bond Portfolio Surveillance and Under-Performing Investments

We review all bonds on a regular basis utilizing the following criteria:

 .    material declines in revenues or margins,

 .    significant uncertainty regarding the issuer's industry,

 .    debt service coverage or cash flow ratios that fall below industry-specific thresholds,

 .    violation of financial covenants,

 .    trading of public securities at a substantial discount due to specific credit concerns, and

 .    other subjective factors that relate to the issuer.

We actively review the bond portfolio to estimate the likelihood and amount of financial defaults or write-downs in the portfolio and to make timely decisions as to the potential sale or re-negotiation of terms of specific investments.

The NAIC defines under-performing bonds as those whose deferral of interest and/or principal payments are deemed to be caused by the inability of the obligor to make such payments as called for in the bond contract.

We do not accrue interest income on bonds delinquent more than 90 days or when we believe the collection of interest is uncertain. Interest not accrued on bonds was zero for the years ended December 31, 1998 and 1997.

As a result of our conservative monitoring process, we generate an internal watch list, which includes certain securities that would not be classified as under- performing under the SVO credit rating system. At December 31, 1998, bonds having a carrying value of $19 million (2.4% of the total bond portfolio) had been placed on the internal watch list. The internal watch list is comprised of bonds that have the following NAIC ratings: $5 million NAIC Class 2, $5 million NAIC Class 3 and $9 million NAIC Class 4.

Mortgage Loans

Mortgage loans represented 11.0% and 9.6% of the total investments in the general account at December 31, 1998 and 1997, respectively. Mortgage loans consist of commercial mortgage loans and residential mortgage loan pools. At December 31, 1998 and 1997, commercial mortgage loans comprised 64.3% and 69.4%, respectively, of the mortgage loan portfolio.

The following table provides certain information regarding the maturity distribution of commercial mortgage loans:

                           Mortgage Loan Maturities
                             December 31, 1998
                             -----------------
                                                     Carrying          % of
                                                       Value           Total
                                                       -----           -----
                                                          ($ In Millions)
Commercial
  Due in one year or less                              $  9             7.1%
  Due after one year
    through five years                                   39            31.0
  Due after five years
    through ten years                                    32            25.4
  Due after ten years                                     1             0.8
                                                       ----           -----
                                                         81            64.3
Residential                                              45            35.7
                                                       ----           -----
  Total                                                $126           100.0%
                                                       ====           =====

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

Residential

The residential mortgage loan portfolio consists of conventional and FHA/VA mortgage pools. We impose rigorous investment standards, including governmental agency guarantees, seasoned pools and discount pricing as protection against prepayment risk.

Commercial

The commercial mortgage loan portfolio consists of fixed rate loans on completed, income producing properties.

At December 31, 1998, 98.4% of the commercial mortgage loan portfolio consisted of bullet loans (loans that do not fully amortize over their term) compared to 99.9% at December 31, 1997.

During 1998 and 1997, all renewed bullet loans were performing assets prior to renewal and all loan renewals reflected market conditions. Past experience with regard to bullet maturities, however, is not necessarily indicative of future results.

We consider the maturities of commercial mortgage loans to be sufficiently diversified, and carefully monitor and manage maturities in light of our liquidity needs. In 1998, we added approximately 16 new loans. Ten of the new loans were office buildings, which resulted in an increase in our carrying value of office building mortgages as illustrated in the following chart. Additionally, in 1998, borrowers paid off two loans, which totaled $3 million.

The following tables set forth by property type and geographic distribution, the carrying value of commercial mortgage loan balances:

                    Commercial Mortgage Loans by Property Type

                                                December 31,
                                                ------------
                                        1998                   1997
                                        ----                   ----
                               Carrying      % of     Carrying       % of
                                 Value       Total      Value        Total
                                 -----       -----      -----        -----
                                                ($ In Millions)

Office                            $41         50.6%       $22         31.4%
Apartments                         25         30.9         20         28.6
Hotels & motels                    11         13.6         17         24.3
Industrial & other                  3          3.7          6          8.6
Retail                              1          1.2          5          7.1
                                  ---        -----        ---        -----
                                  $81        100.0%       $70        100.0%
                                  ===        =====        ===        =====

                         Commercial Mortgage Loans by
                            Geographic Distribution


                                                  December 31,
                                                  -----------
                                       1998                      1997
                                       ----                      ----
                               Carrying       % of      Carrying        % of
                                Value         Total       Value         Total
                                -----         -----       -----         -----
                                                 ($ In Millions)
Southwest                        $28          34.6%        $ 7          10.0%
Northeast                         19          23.5          18          25.7
West                              13          16.1           4           5.7
Mid-Atlantic                       7           8.6           9          12.9
Southeast                          7           8.6          26          37.1
Midwest                            7           8.6           6           8.6
                                 ---         -----         ---         -----
                                 $81         100.0%        $70         100.0%
                                 ===         =====         ===         =====

Mortgage Loan Portfolio Surveillance and Under-Performing Investments

MassMutual actively monitors, manages and directly services our commercial mortgage loan portfolio. MassMutual personnel perform or review all aspects of loan origination and portfolio management, including lease analysis, property transfer analysis, economic and financial reviews, tenant analysis and oversight of default and bankruptcy proceedings. We revalue all properties each year and re-inspect either each or every other year based on internal quality ratings.

MassMutual uses the following criteria to determine whether a current or potential problem exists:

 .    borrower bankruptcies,
 .    major tenant bankruptcies,
 .    requests for restructuring,
 .    delinquent tax payments,
 .    late payments,
 .    loan-to-value or debt service coverage deficiencies, and
 .    overall vacancy levels.

Restructured mortgage loans are loans for which current payment terms have been modified to less than current market rates, at the time of modification and are currently performing in accordance with such modified terms. Loans on which maturities have been extended but on which current payments are being made at or above market interest rates are not classified as restructured loans.

The carrying value of current and potential problem mortgage loans, consisting of restructured mortgage loans, was $10 million at December 31, 1998, and $17 million at December 31, 1997. There were no problem commercial mortgage loans in process of foreclosure, in default or in actively managed properties.

The asset valuation reserve contains a mortgage loan component, which totaled $4 million at December 31, 1998. In addition, at December 31, 1998, we held other investment reserves on commercial mortgage loans of $2 million. See "Write-downs and Investment Reserves".

We do not accrue interest income on mortgage loans which are delinquent more than 90 days or when we believe the collection of interest is uncertain. Interest not accrued on mortgage loans was zero for both the years ended December 31, 1998 and 1997.

The following tables set forth current and potential problem mortgage loans by property type and geographic region as of December 31, 1998:

            Commercial Mortgage Loan Distribution By Property Type

                                                  December 31, 1998
                                                  -----------------

                                                        Problem       % of
                                        Total Loan       Loan         Loan
                                          Amount        Amount       Amount
                                          ------        ------       ------
                                                   ($ In millions)
Office                                      $41          $10          24.4%
Apartments                                   25            -             -
Hotels and Motels                            11            -             -
Industrial and other                          3            -             -
Retail                                        1            -             -
                                            ---          ---
Total                                       $81          $10          12.3%
                                            ===          ===

          Commercial Mortgage Loan Distribution By Geographic Region
                                                   December 31, 1998
                                                   -----------------
                                                       Problem          % of
                                     Total Loan         Loan         Total Loan
                                       Amount          Amount          Amount
                                       ------          ------          ------
                                                  ($ In Millions)
Southwest                                $28              -               -
Northeast                                 19            $10            52.6%
West                                      13              -               -
Mid-Atlantic                               7              -               -
Southeast                                  7              -               -
Midwest                                    7              -               -
                                         ---            ---
 Total                                   $81            $10            12.3%
                                         ===            ===

Write-downs and Investment Reserves

When MassMutual, on our behalf, determines that it is probable that the net realizable value of an invested asset is less than its carrying value, appropriate write-downs or investment reserves are established and recorded in accordance with statutory practice.

For bonds, MassMutual determines the net realizable value in accordance with principles established by the SVO. Additionally, MassMutual uses criteria such as the net worth and capital structure of the borrower, the value of the collateral, the presence of additional credit support and MassMutual's evaluation of the borrower's ability to compete in a relevant market. For commercial mortgage loans, MassMutual makes assessments of individual borrower situations.

In compliance with regulatory requirements, we maintain an asset valuation reserve. This reserve stabilizes shareholder's equity against non-interest rate related fluctuations in the value of stocks, bonds, mortgage loans and real estate investments. Additionally, we maintain other investment reserves, which are not mandated by regulation, in anticipation of future losses on specific mortgage loans, particularly mortgage loans in the process of foreclosure.

Our total investment reserves at December 31, 1998, were $24 million, an 11.1% decrease from December 31, 1997, consisting of asset valuation reserves of $22 million and mortgage loan other investment reserves of $2 million.

The following table presents the change in asset valuation and other investment reserves for the years 1998 and 1997:

                                      Bonds, Preferred
                                        Stocks and
                                        Short-term  Mortgage   Other
                                        Investments  Loans  Investments Total
                                        -----------  -----  ----------- -----
                                                (In Millions)

Balance at December 31, 1996 (1)            $6        $3       $13       $22
Reserve contributions (2)                    1         3         -         4
Net realized capital gains (losses) (3)      -         -         -         -
Unrealized capital gains (losses) (4)       (2)        -         3         1
                                            --        --       ---       ---
 Net change to shareholder's equity (5)     (1)        3         3         5
                                            --        --       ---       ---

Balance at December 31, 1997 (1)             5         6        16        27
                                            --        --       ---       ---

Reserve contributions (2)                    2         1         1         4
Net realized capital gains (losses) (3)      -        (1)        -        (1)
Unrealized capital gains (losses) (4)        -         -        (6)       (6)
                                            --        --       ---       ---
 Net change to shareholder's equity (5)      2         -        (5)       (3)
                                            --        --       ---       ---

Balance at December 31, 1998(1)             $7        $6       $11       $24
                                            ==        ==       ===       ===

(1) The balance is comprised of the asset valuation reserve and other investment reserves, which is recorded as a liability in the statutory financial statements. The asset valuation reserve is a component of total adjusted capital, while other investment reserves are excluded from total adjusted capital, according to the NAIC definition.

(2) Amounts represent contributions calculated on a statutory formula and other amounts we deem necessary. Additionally, these amounts represent the net impact on shareholder's equity for investment gains and losses not related to changes in interest rates.

(3) These amounts offset realized capital gains (loss), net of tax, that have been recorded as a component of net income. Amounts include realized capital gains and losses, net of tax, on sales not related to interest fluctuations, such as repayments of mortgage loans at a discount and mortgage loan foreclosures.

(4) These amounts offset unrealized capital gains (loss), recorded as a change in shareholder's equity. Amounts include unrealized losses due to market value reductions of securities with an NAIC quality rating of 6 and net changes in the unrealized capital gains and losses from affiliated mutual funds.

(5) Amounts represent the reserve contribution (note 2) less amounts already recorded (notes 3 and 4). This net change in reserves is recorded as a change to shareholder's equity.

Quantitative and Qualitative Information about Market Risk

We developed the following discussion of our risk-management activities using "forward-looking statements" that are based on estimates and assumptions. While we believe that the assumptions we have made are reasonably possible in the near term, actual results could differ materially from those projected in the forward-looking statements. In addition, we would likely take certain actions to mitigate the impacts of the assumed market changes, thereby reducing the negative impact discussed below.

We have excluded all non-guaranteed separate account assets and liabilities from the following discussion since all market risks associated with those accounts are assumed by the contract holders, not us.

Our assets, such as bonds, mortgage loans, policy loans and derivatives are financial instruments and are subject to the risk of market volatility and potential market disruptions. These risks may reduce the value of our financial instruments, or impact future cash flows and earnings from those instruments. We do not hold any financial instruments for the purposes of trading.

Our primary market risk exposure is changes in interest rates, which can cause changes in the fair value, cash flows and earnings of certain financial instruments. To manage our exposure to interest rate changes we use sophisticated quantitative asset/liability management techniques. Asset/liability management allows us to match the market sensitivity of assets with the liabilities they support. If these sensitivities are matched perfectly, the impact of interest rate changes is effectively offset on an economic basis as the change in value of the asset is offset by a corresponding change in the value of the supported liability. In addition, we invest a significant portion of our investment funds in high quality bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio.

Based upon the information and assumptions we used in our asset/liability analysis as of December 31, 1998, we estimate that a hypothetical immediate 10% increase in interest rates would decrease the net fair value of our financial instruments by $20 million. A change in interest rates of 10% would not have a material impact on our future earnings or cash flows. A significant portion of our liabilities, e.g., insurance policy and claim reserves, are not considered financial instruments and are excluded from the above analysis. Because of our asset/liability management, a corresponding change in the fair values of these liabilities, based on the present value of estimated cash flows, would significantly offset the net decrease in fair value estimated above.

We also use derivative financial instruments to manage our market risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. The fair values of these derivative financial instruments described below, which are not recorded in the financial statements, are based upon market prices or prices obtained from brokers. We do not hold or issue these financial instruments for trading purposes.

The notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of our exposure. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indexes.

We utilize interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks identified. Under interest rate swaps, we agree, at specified intervals, to an exchange between streams of variable rate and fixed rate interest payments. The amount exchanged is calculated by reference to an agreed-upon notional principal amount. We defer and amortize gains and losses realized on the termination of contracts through the interest maintenance reserve ("IMR") over the remaining life of the associated contract. IMR amortization is included in net investment income on the Statutory Statement of Income. We accrue net amounts receivable and payable as adjustments to net investment income and included in investment and insurance amounts receivable in the Statutory Statement of Financial Position. We had outstanding swaps with notional amounts of $197 million at December 31, 1998, and $47 million at December 31, 1997. The fair values of these instruments were $3 million at December 31, 1998, and zero at December 31, 1997.

Options grant us the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. Our option contracts have terms of up to ten years. We amortize the amounts we pay for options into net investment income over the life of the contract. We record unamortized costs as other investments on the Statutory Statement of Financial Position. We record gains and losses on these contracts at the expiration or termination date and are amortized through the IMR over the remaining life of the option contract. We had option contracts with notional amounts of $961 million at December 31, 1998, and $111 million at December 31, 1997. Our credit risk exposure was limited to the unamortized costs of $8 million at December 31, 1998, and $2 million at December 31, 1997. Additionally, these contracts had a market value of $10 million at December 31, 1998, and $2 million at December 31, 1997.

Interest rate cap agreements grant us the right to receive the excess of a referenced interest rate over a stated rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant us the right to receive the excess of a stated rate over a referenced interest rate calculated by reference to an agreed upon notional amount. We amortize the amounts we paid for interest rate caps and floors into net investment income over the life of the asset on a straight-line basis. We record unamortized costs as other investments in the Statutory Statement of Financial Position. We accrue amounts receivable and payable as adjustments to net investment income and include them in the Statutory Statement of Financial Position as investment and insurance amounts receivable. Upon termination of these contracts, we recognize gains and losses. We defer and amortize these gains and losses and any unamortized cost through the IMR over the remaining life of the associated cap or floor agreement. At December 31, 1998, we had agreements with notional amounts of $355 million. The fair values of these instruments were $2 million at December 31, 1998. At December 31, 1997, we did not have any open interest rate caps or floor agreements.

We utilize asset swap agreements to reduce exposures, such as currency risk and prepayment risk, built into certain assets acquired. Cross-currency interest rate swaps allow investment in foreign currencies, increasing access to additional investment opportunities, while limiting foreign exchange risk. We recognize the net cash flows from asset and currency swaps as adjustments to the underlying assets' net investment income. Gains and losses realized on the termination of these contracts adjust the bases of the underlying asset. At December 31, 1998, we did not have any open asset swap agreements. Notional amounts relating to asset and currency swaps totaled $1 million at December 31, 1997, having fair values of zero.

We enter into forward U.S. Treasury, Government National Mortgage Association ("GNMA") and Federal National Mortgage Association ("FNMA") commitments. We enter into these forward commitments for the purpose of managing interest rate exposure. We generally do not take delivery on these commitments. Instead of taking delivery, we settle these commitments with offsetting transactions. We record gains and losses on these commitments when settled and we amortize these gains and losses through the IMR over the remaining life of the commitments. We had outstanding commitments of $1 million at December 31, 1998, and $3 million at December 31, 1997.

We are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $14 million at December 31, 1998, and $3 million at December 31, 1997. We monitor exposure to ensure counterparties are credit worthy and concentration of exposure is minimized. Additionally, we obtain collateral positions with counterparties when considered prudent.

Description of the Business

We are a stock life insurance company located at 140 Garden Street, Hartford, Connecticut, 06154, and were chartered by a Special Act of the Connecticut General Assembly on April 25, 1980. We are principally engaged in the sale of life insurance and annuities, primarily flexible premium universal life insurance and variable annuity products. We distribute these products through career agents, registered financial planners and brokers. We are licensed to sell life insurance and annuities in Puerto Rico, the District of Columbia and all 50 states, except New York. Effective March 1, 1996, we became a wholly-owned stock life insurance subsidiary of MassMutual when the operations of our former parent, Connecticut Mutual Life Insurance Company were merged with and into MassMutual.

Functionally, we are part of MassMutual's operations, and as a result, a discussion of MassMutual's operations is useful for an understanding of our business.

MassMutual is a mutual life insurance company organized as a Massachusetts corporation which was originally chartered in 1851. As a mutual life insurance company, MassMutual has no shareholders. MassMutual's primary business is ordinary life insurance. MassMutual also provides, directly or through its subsidiaries, a wide range of annuity and disability products, and pension and pension-related products and services, as well as investment services to individuals, corporations and other institutions in all 50 states of the United States, Puerto Rico and the District of Columbia. MassMutual and its subsidiaries or affiliates are also licensed to transact business in six provinces of Canada, Chile, Argentina, Bermuda and Luxembourg although its operations in such jurisdictions are not material.

MassMutual's principal lines of business are:

 .    Individual Line of Business, which includes life, disability, annuities, large corporate life insurance and investment products and services;

 .    Retirement Services, which provides group pension investment products and administrative services, primarily to sponsors of tax qualified retirement plans;

 .    MassMutual Investment Group, which provides investment advisory services to
     MassMutual, its affiliates and various outside individual and institutional investors through MassMutual's investment management staff and its principal subsidiaries: OppenheimerFunds, Inc., David L. Babson and
     Company, Inc., Antares Capital Corporation, and Cornerstone Real Estate Advisors, Inc.

The direction and operations of MassMutual's business are guided by a statement of corporate vision. Under this vision, MassMutual's operations are managed so as to maintain a financially strong and efficient enterprise for the benefit of policyholders. MassMutual's long-term objectives are to maintain corporate financial strength, enhance policyholder value, and generate and sustain growth.

Products

We sell term, universal life, variable life and variable annuity products. The Regular Series Universal Life product is an interest-sensitive, flexible-premium, universal life policy. An additional universal life product is an Employee Series Universal Life product sold as a flexible-premium universal life policy for use in employer-sponsored sales. We sell these products in all states except New York. We also sell Universal Life Enterprise Plus as a flexible-premium, non-participating interest-sensitive universal life policy. In 1996, we introduced Enterprise Survivorship Universal Life. In 1998, we introduced Survivorship Variable Universal Life, a survivorship flexible premium adjustable variable life insurance policy. In the first quarter of 1999, we introduced a variable universal life product, a flexible premium adjustable variable life insurance policy.

Our annuity products include CM Windows, Panorama Plus Variable Annuity ("Panorama Plus"), and Panorama Premier Variable Annuity ("Panorama Premier".)

CM Windows is a single-premium deferred annuity paying a fixed interest rate guaranteed for the life of the contract. This product is not registered with the Securities and Exchange Commission ("SEC"). We sell CM Windows through any licensed agent or broker who is contracted with us.

Panorama Plus is distributed by MML Distributors,

LLC ("MML Distributors"), formerly Connecticut Mutual Financial Services, LLC, and MML Investors Services, Inc. ("MMLISI") and allows for investment in the Panorama Plus Separate Account or our general account. The Panorama Plus Separate Account invests in shares of Panorama Series Fund, Inc. and in shares of Oppenheimer Variable Account Funds. As of May 1, 1999, it will invest in T. Rowe Price Equity Series, Inc., American Century Variable Portfolios and Fidelity Variable Insurance Products Fund II. The general account provides for a guaranteed interest rate and the protection of principal. We declare quarterly interest rates, which are guaranteed never to fall below 3 percent per year. Your investment in Panorama Plus may be divided among the funds invested in the Panorama Plus Separate Account, an account maintained separately from our general accounts to invest purchase payments into underlying funds, the general account, or any combination thereof. Panorama Plus is registered with the SEC. We sell Panorama Plus through licensed representatives of broker-dealers who maintain a current selling group agreement with MML Distributors, as well as, registered representatives of MMLISI.

Panorama Premier is distributed by MML Distributors and MMLISI, and allows for investment in the Panorama Premier segment of the C.M. Multi-Account A, separate account, or our general account. The Panorama Premier segment of the separate account invests in shares of Panorama Series Fund, Inc., shares of Oppenheimer Variable Account Funds, the MML Series Investment Fund, T. Rowe Price Equity Series, Inc., American Century Variable Portfolio and Fidelity Variable Insurance Fund II. The general account provides for a guaranteed interest rate and the protection of principal. We declare quarterly interest rates, which are guaranteed never to fall below 3 percent per year. Your investment in Panorama Premier may be divided among the investment portfolios of the Panorama Premier Division of the separate account, the general account, or any combination thereof. Panorama Premier is registered with the SEC. We sell Panorama Premier through licensed representatives of broker-dealers who maintain a current selling group agreement with MML Distributors, as well as registered representatives of MMLISI.

Competition

The life insurance industry is highly competitive. There are more than 1,700 life insurance companies in the United States, many of which offer insurance products similar to those we market. In addition to competition within the industry, insurers are increasingly facing competition from non-traditional sources in the financial services industry. Such businesses, include mutual funds, banks, securities brokerage houses and other financial services entities. Many of our competitors provide alternative investment and savings vehicles for consumers. Legislative initiatives currently proposed at the federal level would, if enacted, reorder the financial services industry, thereby changing the environment in which we compete.

We believe our financial strength, agent skill and historical product performance provide competitive advantages for the products we offer in these markets. Our and MassMutual's financial strength continues to be recognized favorably by the rating agencies. Our and MassMutual's year end 1998 rating were again among the highest enjoyed by any company in any industry. Our and MassMutual's AAA (Extremely Strong) financial strength rating from Standard & Poor's, A++ (Superior) financial strength rating from A.M. Best, and AAA claims-paying rating from Duff & Phelps were the highest possible. Our and MassMutual's Aa1 financial strength rating from Moody's Investors Service was the highest in its "Excellent" category.

Each rating agency independently assigns ratings based on its own separate review and takes into account a variety of factors (which are subject to change in making its decision). Accordingly, there can be no assurance of the ratings that will be afforded us in the future.

Regulation

We are organized as a Connecticut stock life insurance company, and are subject to Connecticut laws governing insurance companies. We are regulated and supervised by the State of Connecticut Insurance Commissioner. By March 1 of every year, we must prepare and file an annual statement, in a form prescribed by the State of Connecticut Insurance Department, as of December 31 of the preceding year. The Commissioner's agents have the right at all times to review or examine our books and assets. A full examination of our operations is conducted periodically according to the rules and practices of the National Association of Insurance Commissioners. We are also subject to the insurance laws of the states in which we are authorized to do business, to various federal and state securities laws and regulations, and to regulatory agencies that administer those laws and regulations.

We are licensed to transact our insurance business in, and are subject to regulation and supervision by the Commonwealth of Puerto Rico, the District of Columbia and all 50 states of the United States, except New York. The extent of such regulation varies. However, most jurisdictions have laws and regulations requiring the licensing of insurers and their agents, and setting standards of solvency and business conduct to be maintained by licensed insurance companies, and may regulate withdrawal from certain markets. In addition, statutes and regulations usually require the approval of policy forms and, for certain lines of insurance, the approval of rates. Such statutes and regulations also prescribe the permitted types and concentration of investments. We are also subject to regulation of our accounting methodologies and are required to file detailed annual financial statements with supervisory agencies in each of the jurisdictions in which we do business. Each of our operations and accounts are also subject to examination by such agencies at regular intervals.

All 50 states of the United States, the District of Columbia and Puerto Rico have insurance guaranty fund laws requiring insurance companies doing business within those jurisdictions to participate in guaranty associations. Guaranty associations are organized to pay contractual obligations under insurance policies and certificates issued under group insurance policies, issued by impaired or insolvent life insurance companies. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state. Levies are calculated on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets, usually over a period of years.

In addition to regulation of our insurance business, we are subject to various types of federal and state laws and regulations affecting the conduct, taxation and other aspects of our businesses. Certain policies and contracts we offer are subject to the federal securities laws administered by the Securities and Exchange Commission.

We believe that we are in compliance, in all material respects, with all applicable regulations.

Experts and Additional Information


Experts

We included our audited statutory financial statements in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. These statements include the statement of statutory financial position as of December 31, 1998 and 1997, and the related statutory statements of income, changes in shareholder's equity and of cash flows for each of the years in the three year period ended December 31, 1998.


Additional Available Information

We file registration statements, reports and informational statements with the Securities and Exchange Commission ("SEC') under the Securities Act of 1933 and the Securities Exchange Act of 1934. These filings contain information not contained in this prospectus. You can review and copy such registration statements, reports, information statements and other information at the public reference facilities maintained by the SEC. The SEC is located, at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC's New York and Chicago regional offices are located at the following addresses:

 .    Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New
     York, 10046; and

 .    Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago,
     Illinois 60661.

The SEC also maintains a Web site that contains these filings. The SEC's Internet address is http://www.sec.gov.

Selected Historical Financial Data


We have prepared our financial information on the basis of statutory accounting practices. For a description of the accounting principles applicable to this financial information and certain differences between statutory accounting practices and generally accepted accounting principles, see Accounting Practices.

The following statutory information for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 has been derived from our audited statutory financial statements. The 1998, 1997 and 1996 statutory financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. The 1995 and 1994 statutory financial statements were audited by auditors other than PricewaterhouseCoopers LLP.

The following information should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and other information included elsewhere in this Prospectus. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

                          C.M. Life Insurance Company
                      Selected Historical Financial Data
                       For the Years Ended December 31,
                                ($ In Millions)

                                                    1998       1997      1996      1995       1994
                                                    ----       ----      ----      ----       ----
Revenue:
    Premium income                               $   406    $   331   $   314   $   261    $   251
    Net investment income                             82         75        75        69         60
    Fees and other income                              6          8         9        20         25
                                                 -------    -------   -------   -------    -------
                                                     494        414       398       350        336
                                                 -------    -------   -------   -------    -------
Benefits and expenses:
    Policyholders' benefits and payments             185        100        99        59         42
    Addition to policyholders' reserves and          169        201       218       216        234
      funds
    Operating expenses                                72         50        45        32         15
    Commissions                                       49         33        25        14          7
    State taxes, licenses and fees                     8          3         3         5          4
                                                 -------    -------   -------   -------    -------
                                                     483        387       390       326        302
                                                 -------    -------   -------   -------    -------
Net gain from operations before federal
    income taxes                                      11         27         8        24         34
Federal income taxes                                   7         19         6         9         14
                                                 -------    -------   -------   -------    -------
Net gain from operations                               4          8         2        15         20
Net realized capital (loss)                           (1)        --        --        (1)        (2)
                                                 -------    -------   -------   -------    -------
Net income                                       $     3    $     8   $     2   $    14    $    18
                                                 =======    =======   =======   =======    =======

Assets:
    General account                              $ 1,212    $ 1,123   $ 1,087   $ 1,029    $   912
    Separate account                               1,319      1,096       780       531        310
                                                 -------    -------   -------   -------    -------
    Total assets                                 $ 2,531    $ 2,219   $ 1,867   $ 1,560    $ 1,222
                                                 =======    =======   =======   =======    =======
Liabilities:
    Policyholders' reserves and funds            $   996    $   951   $   907   $   868    $   784
    Asset valuation and investment reserves           24         27        22        20          6
    Other liabilities                                 51         32        48        28         18
    Separate account reserves and liabilities      1,319      1,096       780       531        310
                                                 -------    -------   -------   -------    -------
    Total liabilities                              2,390      2,106     1,757     1,447      1,118
                                                 =======    =======   =======   =======    =======
Shareholder's Equity:
    Common stock                                       2          2         2         2          2
    Paid-in capital and contributed surplus(1)        69         44        44        44         44
    Unassigned surplus                                70         67        64        67         58
                                                 -------    -------   -------   -------    -------
    Total shareholder's equity                       141        113       110       113        104
                                                 -------    -------   -------   -------    -------
Total liabilities and shareholder's equity       $ 2,531    $ 2,219   $ 1,867   $ 1,560    $ 1,222
                                                 =======    =======   =======   =======    =======
Total adjusted capital data (2)
    Total shareholder's equity                   $   141    $   113   $   110   $   113    $   104
    Asset valuation reserve                           22         23        18        16          6
                                                 -------    -------   -------   -------    -------
    Total adjusted capital                       $   163    $   136   $   128   $   129    $   110
                                                 =======    =======   =======   =======    =======

(1) In 1998, we received a surplus contribution of $25 million from MassMutual.
(2) Defined by the NAIC as surplus plus Asset Valuation Reserve.

We reclassified prior year amounts to conform with current year presentation.

Report Of Independent Accountants

To the Board of Directors and Policyholders of C.M. Life Insurance Company

We have audited the accompanying statutory statements of financial position of C.M. Life Insurance Company as of December 31, 1998 and 1997, and the related statutory statements of income and changes in shareholder's equity, and of cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared in conformity with accounting practices prescribed or permitted by the Department of Insurance of the State of Connecticut, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements audited by us do not present fairly, in conformity with generally accepted accounting principles, the financial position of C.M. Life Insurance Company as of December 31, 1998 and 1997, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1998.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of C.M. Life Insurance Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, on the basis of accounting described in Note 1.

PricewaterhouseCoopers LLP

Springfield, Massachusetts
February 25, 1999

C.M. Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION

                                                   December 31,

                                                     1998          1997
                                                     ----          ----
                                                        (In Millions)
Assets:
Bonds                                             $  683.0       $  664.5
Mortgage loans                                       126.3          101.6
Other investments                                     76.3           63.6
Policy loans                                         150.4          142.5
Cash and short-term investments                      105.7           88.4
                                                  --------       --------
                                                   1,141.7        1,060.6
Investment and insurance amounts
  receivable                                          33.9           30.1
Federal income tax receivable                          2.1           --
Transfer due from separate accounts                   34.3           32.0
                                                  --------       --------
                                                   1,212.0        1,122.7
Separate account assets                            1,318.9        1,096.5
                                                  --------       --------
                                                  $2,530.9       $2,219.2
                                                  ========       ========






                 See notes to statutory financial statements.

C.M. Life Insurance Company

                                                         December 31,

                                                          1998         1997
                                                          ----         ----
                                            ($ In Millions Except for Par Value)
Liabilities:
Policyholders' reserves and funds                     $  996.3     $  951.0
Policyholders' claims and other benefits                   3.8          4.5
Payable to parent                                         28.8         13.6
Federal income taxes                                      --            6.1
Asset valuation and other investment reserves             23.9         26.6
Other liabilities                                         18.2          7.7
                                                      --------     --------
                                                       1,071.0      1,009.5
Separate account liabilities                           1,318.9      1,096.5
                                                      --------     --------
                                                       2,389.9      2,106.0
                                                      --------     --------
Shareholder's equity:
Common stock, $200 par value
       50,000 shares authorized
       12,500 shares issued and outstanding                2.5          2.5
Paid-in and contributed surplus                           68.8         43.8
Surplus                                                   69.7         66.9
                                                      --------     --------
                                                         141.0        113.2
                                                      --------     --------
                                                      $2,530.9     $2,219.2
                                                      ========     ========






                 See notes to statutory financial statements.

C.M. Life Insurance Company

STATUTORY STATEMENTS OF INCOME

                                                   Years Ended December 31,

                                                     1998      1997     1996
                                                     ----      ----     ----
                                                          (In Millions)
Revenue:
Premium income                                      $406.4    $331.3   $314.4
Net investment income                                 82.4      75.3     75.2
Fees and other income                                  5.5       7.5      8.7
                                                    ------    ------   ------
                                                     494.3     414.1    398.3
                                                    ------    ------   ------
Benefits and expenses:
Policyholders' benefits and payments                 185.2     100.4     99.0
Addition to policyholders' reserves and funds        168.8     200.7    217.8
Operating expenses                                    72.1      49.5     45.4
Commissions                                           49.6      33.5     25.0
State taxes, licenses and fees                         8.1       3.5      3.2
                                                    ------    ------   ------
                                                     483.8     387.6    390.4
                                                    ------    ------   ------
Net gain from operations before federal
  income taxes                                        10.5      26.5      7.9
Federal income taxes                                   6.8      19.0      6.3
                                                    ------    ------   ------
Net gain from operations                               3.7       7.5      1.6
Net realized capital gain (loss)                      (1.1)      0.1      0.6
                                                    ------    ------   ------
Net income                                          $  2.6    $  7.6   $  2.2
                                                    ======    ======   ======



                 See notes to statutory financial statements.

C.M. Life Insurance Company

STATUTORY STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                                                  Years Ended December 31,

                                                    1998      1997      1996
                                                    ----      ----      ----
                                                        (In Millions)

Shareholder's equity, beginning of year            $113.2    $109.8    $113.2
                                                   ------    ------    ------
Increases (decreases) due to:
  Net income                                          2.6       7.6       2.2
  Change in asset valuation and investment
    reserves                                          2.7      (4.8)     (1.9)
  Change in net unrealized capital gain (loss)       (5.8)      0.8      (1.0)
  Capital contribution                               25.0      --        --
  Other                                               3.3      (0.2)     (2.7)
                                                   ------    ------    ------
                                                     27.8       3.4      (3.4)
                                                   ------    ------    ------
Shareholder's equity, end of year                  $141.0    $113.2    $109.8
                                                   ======    ======    ======



                 See notes to statutory financial statements.

C.M. Life Insurance Company

STATUTORY STATEMENTS OF CASH FLOWS

                                                     Years Ended December 31,

                                                      1998      1997      1996
                                                      ----      ----      ----
                                                            (In Millions)
Operating activities:
    Net income                                      $   2.6   $   7.6   $   2.2
    Additions to policyholders' reserves and funds
      net of transfers to separate accounts            44.6      44.2      41.6
    Net realized capital (gain) loss                    1.1      (0.1)     (0.6)
    Other changes                                       7.8       0.5      (0.8)
                                                    -------   -------   -------
    Net cash provided by operating activities          56.1      52.2      42.4
                                                    -------   -------   -------
Investing activities:
    Loans and purchases of investments               (568.6)   (438.6)   (184.9)
    Sales and maturities of investments and
      receipts from repayment of loans                504.8     411.1     191.1
                                                    -------   -------   -------
    Net cash provided by (used in) investing
       activities                                     (63.8)    (27.5)      6.2
                                                    -------   -------   -------
Financing Activities:
  Capital and surplus contribution                     25.0      --        --
                                                    -------   -------   -------
Increase in cash and short-term investments            17.3      24.7      48.6
Cash and short-term investments, beginning of
  year                                                 88.4      63.7      15.1
                                                    -------   -------   -------
Cash and short-term investments, end of year        $ 105.7   $  88.4   $  63.7
                                                    =======   =======   =======





                  See notes to statutory financial statements

NOTES TO STATUTORY FINANCIAL STATEMENTS

    C.M. Life Insurance Company (the Company) is a wholly-owned stock life insurance subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"). On March 1, 1996, the operations of the Company's former parent, Connecticut Mutual Life Insurance Company, were merged into MassMutual. The Company is primarily engaged in the sale of flexible premium universal life insurance and variable annuity products distributed through career agents. The Company is licensed to sell life insurance and annuities in Puerto Rico, the District of Columbia and 49 states (excluding New York).

1.  SUMMARY OF ACCOUNTING PRACTICES

    The accompanying statutory financial statements, have been prepared in conformity with the statutory accounting practices of the National Association of Insurance Commissioners ("NAIC") and the accounting practices prescribed or permitted by the Department of Insurance of the State of Connecticut and are different in some respects from financial statements prepared in accordance with generally accepted accounting principles ("GAAP"). The more significant differences are as follows: (a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP would require these expenses to be capitalized and recognized over the life of the policies; (b) policy reserves are based upon statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest and withdrawals; (c) bonds are generally carried at amortized cost whereas GAAP generally requires they be reported at fair value; (d) deferred income taxes are not provided for book-tax timing differences as would be required by GAAP; and (e) payments received for universal life products and variable annuities are reported as premium revenue, whereas under GAAP, these payments would be recorded as deposits to policyholders' account balances.

    In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in all states and is expected to become effective no later than January 1, 2001. The effect of adopting Codification shall be reported as an adjustment to surplus on the effective date. The Company is currently reviewing the impact of Codification; however, since the Department of Insurance of the State of Connecticut has not approved Codification, the ultimate impact cannot be determined at this time.

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in these financial statements.

    Certain 1997 and 1996 amounts have been reclassed to conform with the current year presentation.

    The following is a description of the Company's principal accounting policies and practices.

A.  Investments

    Bonds are valued in accordance with rules established by the NAIC. Generally, bonds are valued at amortized cost.

    Mortgage loans are valued at unpaid principal net of unamortized premium or discount. The Company discontinues the accrual of interest on mortgage loans which are delinquent more than 90 days or when collection is uncertain.

   Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy.

   Short-term investments are stated at amortized cost, which approximates fair value.

   Other invested assets include investments in affiliated mutual funds and preferred stocks and are valued in accordance with rules established by the NAIC. Generally, investments in mutual funds are valued at fair value and preferred stocks in good standing at cost.

   In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve ("AVR") and an Interest Maintenance Reserve ("IMR"). The AVR and other investment reserves stabilize surplus against fluctuations in the value of stocks, as well as declines in the value of bonds and mortgage loans. The IMR captures after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments and interest related hedging activities. These interest related gains and losses are amortized into income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. Net realized after-tax capital gains of $2.6 million in 1998, $2.0 million in 1997 and $0.4 million in 1996 were transferred to the IMR. Amortization of the IMR into net investment income amounted to $0.3 million in 1998 and $0.1 million in 1997 and 1996. At December 31, 1997, the IMR consisted of a net loss deferral, which, in accordance with the regulations, was recorded as a reduction of surplus.

   Realized capital gains and losses, less taxes, not includable in the IMR, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in surplus.

B. Separate Accounts

   Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity contract holders. Assets consist principally of marketable securities reported at fair value. Transfers due from separate accounts represent the policyholders' account values in excess of statutory benefit reserves. Premiums, benefits and expenses of the separate accounts are reported in the Statutory Statement of Income. The Company receives administrative and investment advisory fees from these accounts.

   Net transfers to separate accounts of $121.0 million, $146.5 million and $170.5 million in 1998, 1997 and 1996, respectively, are included in the addition to policyholders' reserves and funds.

C. Non-admitted Assets

   Assets designated as "non-admitted" (principally prepaid agent commissions, other prepaid expenses and the IMR, when in a net loss deferral position) are excluded from the statutory statement of financial position. These amounted to $5.5 million and $5.7 million as of December 31, 1998 and 1997, respectively and changes therein are charged directly to surplus.

D. Policyholders' Reserves and Funds

   Policyholders' reserves for life insurance contracts are developed using accepted actuarial methods computed principally on the net level premium, the Commissioners' Reserve Valuation Method and the California Method bases using the 1980 Commissioners' Standard Ordinary mortality tables with assumed interest rates ranging from 3.0 to 4.5 percent.

   Reserves for individual annuities are based on accepted actuarial methods, principally at interest rates ranging from 5.25 to 9.0 percent. Reserves for policies and contracts considered investment contracts have a carrying value of $129.8 million and $115.6 million at December 31, 1998 and 1997, respectively with a fair value of $132.8 million and $116.0 million at December 31, 1998 and 1997, respectively as determined by discounted cash flow projections.

   The Company made certain changes in the valuation of policyholders' reserves which increased surplus by $2.7 million in 1998.

E. Premium and Related Expense Recognition

   Life insurance premium revenue is recognized annually on the anniversary date of the policy. Annuity premium is recognized when received. Commissions and other costs related to the issuance of new policies, maintenance and settlement costs are charged to current operations when incurred.

F. Cash and Short-term Investments

   For purposes of the Statutory Statement of Cash Flows, the Company considers all highly liquid short-term investments purchased with a maturity of twelve months or less to be short-term investments.

2. FEDERAL INCOME TAXES

   Provision for federal income taxes is based upon the Company's estimate of its tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of miscellaneous temporary differences, such as reserves and acquisition costs, resulted in effective tax rates which differ from the statutory tax rate.

   The Company plans to file a separate company 1998 federal income tax return.

   The Internal Revenue Service has completed its examination of the Company's income tax returns through the year 1995.

   Federal tax payments were $16.9 million in 1998, $6.8 million in 1997 and $17.6 million in 1996.

3. SHAREHOLDER'S EQUITY

   The Board of Directors of MassMutual has authorized the contribution of funds to the Company sufficient to meet the capital requirements of all states in which the Company is licensed to do business. Substantially all of the statutory shareholder's equity is subject to dividend restrictions relating to various state regulations, which limit the payment of dividends to the shareholder without prior approval. Under these regulations, $11.3 million of shareholder's equity is available for distribution to the shareholder in 1999 without prior regulatory approval.

   During 1998, MassMutual contributed additional paid-in capital of $25.0 million to the Company.

4. RELATED PARTY TRANSACTIONS

   MassMutual and the Company have an agreement whereby MassMutual, for a fee, furnishes the Company, as required, operating facilities, human resources, computer software development and managerial services. Also, investment and administrative services are provided to the Company pursuant to a management services agreement with MassMutual. Similar arrangements were in place with Connecticut Mutual Life Insurance Company, the Company's former parent, prior to its merger with MassMutual. Fees incurred under the terms of these agreements were $74.1 million, $39.7 million and $45.9 million in 1998, 1997 and 1996, respectively.

   Prior to March 1, 1996, the Company had an underwriting agreement with its affiliates GR Phelps & Co., Inc. and MML Distributors LLC. Under this agreement, the affiliates paid commissions and received the cash flows from variable annuity contract fees. Effective March 1, 1996, this agreement was cancelled, and the Company began paying all commissions and retained the right to the related future cash flows from contract fees.

   The Company cedes a portion of its life insurance business to MassMutual and other insurers in the normal course of business. The Company's retention limit per individual insured is $12.0 million; the portion of the risk exceeding the retention limit is reinsured with other insurers. The Company is contingently liable with respect to ceded reinsurance in the event any reinsurer is unable to fulfill its contractual obligations.

   The Company has a modified coinsurance quota-share reinsurance agreement with MassMutual whereby the Company cedes 75% of the premiums on certain universal life policies. In return, MassMutual pays the Company a stipulated expense allowance, death and surrender benefits, and a modified coinsurance adjustment based upon experience. Reserves for payment of future benefits for the ceded policies are retained by the Company.

   The Company also has a stop-loss agreement with MassMutual under which the Company cedes claims which, in aggregate, exceed 18% of the covered volume for any year, with maximum coverage of $25.0 million above the aggregate limit. The aggregate limit was $36.9 million in 1998, $35.6 million in 1997, and $28.1 million in 1996 and it was not exceeded in any of the years. The Company paid approximately $1.0 million in premiums to MassMutual under the agreement in 1998 and 1997, and $0.4 million in 1996.

5. INVESTMENTS

   The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment.

A. Bonds

   The carrying value and estimated fair value of investments in bonds as of December 31, 1998 and 1997 are as follows:

                                                  December 31, 1998
                                                  -----------------
                                                   Gross     Gross     Estimated
                                      Carrying  Unrealized Unrealized     Fair
                                        Value      Gains     Losses      Value
                                      --------  ---------- ----------  ---------
                                                     (In Millions)

    U. S. Treasury securities          $   69.3    $   1.4    $  0.1    $   70.6
     and obligations of U.S.
     government corporations
     and agencies
    Debt securities issued by               3.2         --       0.1         3.1
     foreign governments
    Mortgage-backed securities             57.9        1.6       0.2        59.3
    State and local governments            12.1        0.4       0.2        12.3
    Corporate debt securities             522.6       17.8       3.0       537.4
    Utilities                              17.9        0.9        --        18.8
                                       --------    -------    ------    --------
     Total                             $  683.0    $  22.1    $  3.6    $  701.5
                                       ========    =======    ======    ========

                                                  December 31, 1997
                                                  -----------------
                                                   Gross     Gross     Estimated
                                      Carrying  Unrealized Unrealized     Fair
                                        Value      Gains     Losses      Value
                                      --------  ---------- ----------  ---------
                                                     (In Millions)

    U. S. Treasury securities          $  104.3    $   2.2    $  0.2    $  106.3
     and obligations of U.S.
     government corporations
     and agencies
    Debt securities issued by               4.6        --        0.3         4.3
     foreign governments
    Mortgage-backed securities             38.8        1.0       0.2        39.6
    State and local governments            20.0        0.3      --          20.3
    Corporate debt securities             471.8       15.6       1.9       485.5
    Utilities                              25.0        1.1      --          26.1
                                       --------    -------    ------    --------
     Total                             $  664.5    $  20.2    $  2.6    $  682.1
                                       ========    =======    ======    ========

   The carrying value and estimated fair value of bonds at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

                                                                          Estimated
                                                    Carrying                Fair
                                                      Value                 Value
                                                    --------              ---------
                                                            (In Millions)
        Due in one year or less                     $   52.2              $   52.5
        Due after one year through five years          216.8                 223.2
        Due after five years through ten years         233.1                 240.0
        Due after ten years                             69.4                  72.1
                                                    --------              --------
                                                       571.5                 587.8
        Mortgage-backed securities, including
           securities guaranteed by the U.S.
           Government                                  111.5                 113.7
                                                    --------              --------
          Total                                     $  683.0              $  701.5
                                                    ========              ========

   Proceeds from sales of investments in bonds were $480.4 million during 1998, $388.8 million during 1997, and $162.9 million during 1996. Gross capital gains of $5.0 million in 1998, $3.8 million in 1997, and $1.6 million in 1996 and gross capital losses of $0.9 million in 1998, $0.5 million in 1997, and $0.9 million in 1996 were realized on those sales, portions of which were included in the IMR. Estimated fair value of non-publicly traded bonds is determined by the Company using a pricing matrix and quoted market prices for publicly traded bonds.

B. Mortgages

   The fair value of mortgage loans, as determined from a pricing matrix for performing loans and the estimated underlying real estate value for non-performing loans, approximated carrying value.

   The Company had restructured loans with book values of $10.4 million and $17.3 million at December 31, 1998 and 1997, respectively. The loans typically have been modified to defer a portion of the contractual interest payments to future periods. Interest deferred to future periods totaled $0.2 million in 1998, 1997 and 1996. At December 31, 1998, scheduled commercial mortgage loan maturities were as follows: 1999 - $8.6 million; 2000 - $1.5 million; 2001 - $10.3 million; 2002 - $15.0 million; 2003 - $8.6 million; and
   $37.0 million thereafter.

C. Policy Loans

   Policy loans are recorded at cost as it is not practicable to determine the fair value since they do not have a stated maturity.

D. Other

   Investments in affiliated mutual funds had a cost of $62.4 million in 1998 and $50.2 million in 1997 with fair values of $67.7 million in 1998 and $61.4 million in 1997, using quoted market prices. Preferred stocks in good standing had fair values of $0.5 million in 1998 using a pricing matrix for non-publicly traded stocks and quoted market prices for publicly traded stocks. At December 31, 1998, the fair values of preferred stocks approximated cost. The Company did not invest in any preferred stocks at December 31, 1997.

   The carrying value of investments which were non-income producing for the preceding twelve months was $0.4 million at December 31, 1998 and 1997.

6. PORTFOLIO RISK MANAGEMENT

   The Company manages its investment risks primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. The fair values of these instruments, which are not recorded in the financial statements, are based upon market prices or prices obtained from brokers. The Company does not hold or issue these financial instruments for trading purposes.

   The notional amounts described do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indexes.

   The Company utilizes interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks identified. Under interest rate swaps, the Company agrees to an exchange, at specified intervals, between streams of variable rate and fixed rate interest payments calculated by reference to an agreed-upon notional principal amount. Gains and losses realized on the termination of contracts are deferred and amortized through the IMR over the remaining life of the associated contract. IMR amortization is included in net investment income on the Statutory Statement of Income. Net amounts receivable and payable are accrued as adjustments to investment income and included in investment and insurance amounts receivable on the Statutory Statement of Financial Position. At December 31, 1998 and 1997, the Company had swaps outstanding with notional amounts of $197.5 million and $46.5 million, respectively. The fair value of these instruments was $2.7 million at December 31, 1998 and $0.2 million at December 31, 1997.

   Options grant the purchaser the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. The Company's option contracts have terms of up to ten years. The amounts paid for options purchased are amortized into investment income over the life of the contract on a straight-line basis. Unamortized costs are included in other investments on the Statutory Statement of Financial Position. Gains and losses on these contracts are recorded at the expiration or termination date and are deferred and amortized through the IMR over the remaining life of the option contract. At December 31, 1998 and 1997, the Company had option contracts with notional amounts of $961.2 million and $111.3 million, respectively. The Company's credit risk exposure was limited to the unamortized costs of $7.5 million and $2.2 million which had fair values of $9.8 million and $2.3 million at December 31, 1998 and 1997, respectively.

   Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a stated rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant the purchaser the right to receive the excess of a stated rate over a referenced interest rate calculated by reference to an agreed upon notional amount. Amounts paid for interest rate caps and floors are amortized into investment income over the life of the asset on a straight-line basis. Unamortized costs are included in other investments on the Statutory Statement of Financial Position. Amounts receivable and payable are accrued as adjustments to investment income and included in the Statutory Statement of Financial Position as investment and insurance amounts receivable. Gains and losses on these contracts, including any unamortized cost, are recognized upon termination and are deferred and amortized through the IMR over the remaining life of the associated cap or floor agreement. At December 31, 1998, the Company had agreements with notional amounts of $355.0 million. The Company's credit risk exposure on these agreements is limited to the unamortized costs of $0.5 million. The fair values of these instruments were $1.6 million at December 31, 1998. At December 31, 1997, the Company did not have any open interest rate caps or floor agreements.

   The Company utilizes asset swap agreements to reduce exposures, such as currency risk and prepayment risk, built into certain assets acquired. Cross-currency interest rate swaps allow investment in foreign currencies, increasing access to additional investment opportunities, while limiting foreign exchange risk. The net cash flows from asset and currency swaps are recognized as adjustments to the underlying assets' investment income. Gains and losses realized on the termination of these contracts adjusts the bases of the underlying asset. Notional amounts relating to asset and currency swaps totaled $1.0 million at December 31, 1997. The fair values of these instruments were an unrealized gain of $0.1 million at December 31, 1997. As of December 31, 1998, the Company did not have any open asset swap agreements.

   The Company enters into forward U.S. Treasury, Government National Mortgage Association ("GNMA") and Federal National Mortgage Association ("FNMA") commitments for the purpose of managing interest rate exposure. The Company generally does not take delivery on forward commitments. These commitments are instead settled with offsetting transactions. Gains and losses on forward commitments are recorded when the commitment is closed and amortized through the IMR over the remaining life of the asset. At December 31, 1998 and 1997, the Company had U. S. Treasury, GNMA and FNMA purchase commitments which will settle during the following year with contractual amounts of $1.0 million and $3.0 million, respectively.

   The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $14.2 million and $2.6 million at December 31, 1998 and 1997, respectively. The Company monitors exposure to ensure counterparties are credit worthy and concentration of exposure is minimized. Additionally, collateral positions have been obtained with counterparties when considered prudent.

7. BUSINESS RISKS AND CONTINGENCIES

   The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity.

   The Company is involved in litigation arising in and out of the normal course of its business. Management intends to defend these actions vigorously. While the outcome of litigation cannot be foreseen with certainty, it is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially impact its financial position, results of operations or liquidity.

8. AFFILIATED COMPANIES

   The relationship of the Company, its parent and affiliated companies as of December 31, 1998 is illustrated below. Subsidiaries are wholly-owned by the parent, except as noted.

    Parent
    ------
    Massachusetts Mutual Life Insurance Company

    Subsidiaries of Massachusetts Mutual Life Insurance Company
    -----------------------------------------------------------
    CM Assurance Company
    CM Benefit Insurance Company
    C.M. Life Insurance Company
    MassMutual Holding Company
    MassMutual of Ireland, Limited
    MML Bay State Life Insurance Company
    MML Distributors, LLC
    MassMutual Mortgage Finance, LLC

         Subsidiaries of MassMutual Holding Company
         ------------------------------------------
         GR Phelps & Co., Inc.
         MassMutual Holding Trust I
         MassMutual Holding Trust II
         MassMutual Holding MSC, Inc.
         MassMutual International, Inc.
         MML Investor Services, Inc.

         Subsidiaries of MassMutual Holding Trust I
         ------------------------------------------
         Antares Capital Corporation - 99.4%
         Charter Oak Capital Management, Inc. - 80.0%
         Cornerstone Real Estate Advisors, Inc.
         DLB Acquisition Corporation - 85.8%
         Oppenheimer Acquisition Corporation - 89.36%

         Subsidiaries of MassMutual Holding Trust II
         -------------------------------------------
         CM Advantage, Inc.
         CM International, Inc.
         CM Property Management, Inc.
         HYP Management, Inc.
         MMHC Investments, Inc.
         MML Realty Management
         Urban Properties, Inc.
         MassMutual Benefits Management, Inc.

         Subsidiaries of MassMutual International, Inc.
         ----------------------------------------------
         Compensa de Seguros de Vida S.A. - 33.5%
         MassLife Seguros de Vida (Argentina) S. A.
         MassMutual International (Bermuda) Ltd.
         Mass Seguros de Vida (Chile) S. A. - 33.5%
         MassMutual International (Luxembourg) S. A.

         MassMutual Holding MSC, Inc.
         ----------------------------
         MassMutual Corporate Value Limited - 40.93%
         9048 - 5434 Quebec, Inc.
         1279342 Ontario Limited

    Affiliates of Massachusetts Mutual Life Insurance Company
    ---------------------------------------------------------
    MML Series Investment Fund
    MassMutual Institutional Funds
    Oppenheimer Value Stock Fund

PART II.  INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution
           -------------------------------------------

   Not applicable.

Item 15.   Indemnification of Directors and Officers
           -----------------------------------------

C.M. Life directors and officers are indemnified under its by-laws. C.M. Life indemnifies each person who was or is a party to any threatened, pending or completed action, suit or to any liability to any entity which is registered as an investment company under the Investment Company Act of 1940 or to the security holders thereof provided that:

   (a) Such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation;

   (b) With respect to any criminal action or proceeding, such person had no reasonable cause to believe their conduct was unlawful;

   (c) Unless ordered by a court, indemnification shall be made only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances set forth in subparagraphs (a) and (b) above, such determination to be made (i) by the Board of Directors of the C.M. Life by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders of the corporation.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of C.M. Life pursuant to the foregoing provisions, or otherwise, C.M. Life has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by C.M. Life of expenses incurred or paid by a director, officer or controlling person of C.M. Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, C.M. Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issues.

Item 16.   Exhibits
           --------

Exhibit Number       Description                             Method of Filing
--------------       -----------                             ----------------

       (1)           Form of Underwriting Agreement          *
                     with MML Distributors

       4             Form of Individual Annuity Contract     **

       5             Opinion re legality                     Filed herewith

       23(i)         Consent of Independent Accountants,     Filed herewith
                     PricewaterhouseCoopers LLP

       24(a)         Powers of Attorney for:                 **
                     Lawrence V. Burkett, Jr.

                     John B. Davies
                     Stuart H. Reese

      24(b)          Powers of Attorney for:                 ***
                     Edward M. Kline
                     John Miller, Jr.,
                     James Miller
                     Isadore Jermyn

      27             Financial Data Schedule               Filed herewith

*Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-2347, filed and effective May 1, 1997.

(**)Incorporated by reference to Post-Effective No. 4 to Registration Statement File No. 333-2347, filed and effective May 1, 1998.

(***)Incorporated by reference to Post-Effective No. 4 to Registration Statement File No. 33-61679, filed on Form N-4 on December 21, 1998.

Item 17. Undertakings
         ------------

        (a)  The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of a managing underwriter;

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has caused this Post-Effective Amendment No. 5 to Registration Statement No. 333-2347 (formerly 33-85988) to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 22nd day of March, 1999.

       C.M. LIFE INSURANCE COMPANY
       (Registrant)

       By: /s/ Lawrence V. Burkett, Jr.*
           -----------------------------
           Lawrence V. Burkett, Jr., Director, President and
           Chief Executive Officer
           C.M. Life Insurance Company

/s/ Richard M. Howe         On March 22, 1999, as Attorney-in-Fact pursuant to
---------------------       powers of attorney.
*Richard M. Howe

       As required by the Securities Act of 1933, this Post-Effective Amendment No. 5 to Registration Statement No. 333-2347 has been signed by the following persons in the capacities and on the dates indicated.


    Signature                       Title                                   Date
    ---------                       -----                                   ----
/s/ Lawrence V. Burkett, Jr.*       Director, President and Chief           March 22, 1999
-----------------------------       Executive Officer
Lawrence V. Burkett, Jr.

/s/ Edward M. Kline*                Vice President and Treasurer            March 22, 1999
----------------------              (Principal Financial Officer)
Edward M. Kline

/s/ John M. Miller, Jr.*            Vice President and Comptroller          March 22, 1999
------------------------            (Principal Accounting Officer)
John M. Miller Jr.

/s/ John B. Davies*                 Director                                March 22, 1999
-------------------
John B. Davies

/s/ Stuart H. Reese*                Director                                March 22, 1999
--------------------
Stuart H. Reese.

/s/ Isadore Jermyn*                 Director                                March 22, 1999
-------------------
Isadore Jermyn

/s/ James Miller*                   Director                                March 22, 1999
-----------------
James Miller

/s/ Richard M. Howe                 On March 22, 1999, as Attorney-in-Fact
-------------------                 pursuant to powers of attorney.
*Richard M. Howe

                               LIST OF EXHIBITS

Exhibit 5        Opinion re legality

Exhibit 23(i)    Consent of Independent Accountants, PricewaterhouseCoopers LLP

Exhibit 27       Financial Data Schedule